To:	The Audit Committee of DPL Inc.	Exhibit 99(a)

From:	Taft, Stettinius & Hollister LLP

Date:	April 26, 2004

Re:         Report of Independent Review of Daniel L. Thobe Memorandum

               Taft, Stettinius & Hollister LLP (“TS&H”) has prepared this Report at the request of the Audit Committee of DPL Inc.1 (the “Audit Committee”) to summarize its independent review of certain concerns raised by Daniel L. Thobe, the Company’s Controller.  Pursuant to the terms of the Audit Committee’s engagement with TS&H, this Report is intended for members of the Audit Committee only, and may not otherwise be quoted, utilized or relied upon without the prior written authorization of the Audit Committee and TS&H.

1 DPL Inc., an Ohio corporation, and its subsidiaries are referred to herein collectively as the “Company.”

SUMMARY OF MR. THOBE’S CONCERNS

               On March 10, 2004, Daniel Thobe—who had been employed by the Company as its Controller for approximately eight months (since July 2003)—sent a memorandum to W August Hillenbrand, the Chair of the Audit Committee, that expressed Mr. Thobe’s “concerns, perspectives and viewpoints” regarding financial reporting and governance issues within the Company.  In a March 4, 2004 interview, Mr. Thobe had assured Mr. Hillenbrand that he was not aware of any material inaccuracies in the Company’s financial statements.  When asked to provide any other concerns beyond the financial statements, Mr. Thobe submitted his memorandum, in which he describes four general categories of issues:

“Disclosure issues” concerning agreements with Valley Partners, Inc., the reporting of executive perquisite compensation in the Company’s proxy statements, segment reporting concerning the Company’s MVE, Inc. subsidiary, and the reporting of compensation of Caroline E. Muhlenkamp in prior year proxy statements;

“Internal control issues” concerning a lack of information regarding certain journal entries and a lack of supporting documentation for travel-related expenses of certain senior executives;

“Process issues” which include the processes relating to recent amendments to the Company’s deferred compensation plans, the classification of former Chief Executive Officer and current Chairman Peter H. Forster as an independent contractor, and untimely payroll processing; and

“Communication issues” relating to changes to the 2003 management bonus without notifying the staff and “current practices and processes” which have purportedly created an unfavorable “tone at the top” environment.  Mr. Thobe also questions access to and the dedication of  three top executives because they “appear to have set up permanent residences in Florida.”

               Mr. Thobe specifically urges “an independent representative of the board to validate” the memorandum’s comments by conducting confidential interviews with others within the Company; consultations with KPMG LLP, the Company’s independent auditors; consultations with Ernst & Young LLP, the Company’s internal auditors; and an “appropriate review of all data and information to alleviate the perception of opportunities for unethical or illegal conduct.”

EXECUTIVE SUMMARY

               No person has indicated to us nor have we uncovered in the course of our review any uncorrected material inaccuracies in the Company’s financial statements or books and records.  Some of Mr. Thobe’s concerns are based on incomplete information or are matters of judgment reviewed and approved by the Company’s external auditors. We have, however, identified recommendations for improvement relating to disclosures, communication, access to information, internal controls and the culture of the Company in certain areas.  Based on our findings, we recommend further follow-up and implementation of appropriate remedial action by the Audit Committee concerning these issues.  A summary of our findings follows.

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Valley Partners Agreements:  The original Valley Partners agreements dated in 2001 (consisting of three Management Services Agreements, an Administrative Services Agreement, a Trustee Fee Agreement, and related letter agreements) were approved by the Compensation Committee.  These agreements reportedly were created to facilitate a transaction to sell the Company which never materialized and, since no change of control occurred, these agreements were never implemented.  In our view, the Valley Partners agreements should have been disclosed in the Company’s securities filings.  We recommend that these agreements now be attached as Exhibits to the fiscal year 2003 10-K and that the contents of the agreements, as well as their termination, be adequately described in the 2003 10-K and the 2004 proxy statement as approved by the Company’s securities counsel and the Audit Committee.

•

Perquisites:  No material deficiency has been found concerning the amounts reported as perquisites received by the named executive officers in recent proxy filings, as the perquisite amounts did not exceed the $50,000/10% threshold amount applicable to proxy statement disclosure.

•

Segment Reporting:  The issue of segment reporting for the Company’s MVE, Inc. subsidiary is an accounting judgment that was made by the Company and consistently applied for the last three reporting years.  The issue was reviewed by the Company’s external auditors, and we have not uncovered new information that would cause us to conclude that the Company must change its position.

•

Executive Officer Status of Ms. Muhlenkamp:  There is evidence of a reasonable basis for the Company’s position that Ms. Muhlenkamp was not an executive officer prior to her appointment as Group Vice President and Interim Chief Financial Officer in April 2003.  With this appointment, her compensation for the years 2001, 2002 and 2003 will be disclosed in the Company’s 2004 proxy statement.  We do not opine on the issue of whether Ms. Muhlenkamp was an executive officer in prior reporting years.

•

Journal Entries:  We have not discovered any uncorrected material inaccuracies in the Company’s journal entries.  The process relating to the booking of journal entries emanating from the office of the Chief Financial Officer has on occasion been hampered by weak communication.  An example is entries and accruals for the settlement of the shareholder litigation in the fourth quarter of 2003, although the entries were corrected before this review was commenced.  Mr. Thobe does not contend otherwise.  Although initially erroneous journal entries were made for adjustments in the deferred compensation and pension accounts, in the end, the desired allocations in each of the related accounts were made with supporting documentation before this review commenced.

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Travel and Entertainment Expense Reimbursements:  Approximately $355,000 of expense reimbursements of Mr. Forster and Ms. Muhlenkamp for the years 2001 through 2003 lack complete documentation that would verify a business purpose.  Both individuals have stated that all such charges were legitimate business expenses and have described generally their extensive business travel and resulting expenses to support the charges.  The absence of supporting documentation other than credit card statements could present a risk concerning deductions for some or all of these reimbursements if challenged by the IRS. We recommend that the Company adopt an expense reimbursement policy for officers and directors that is intended to ensure that reasonably adequate documentation is maintained and made available to those employees who process reimbursements.

•

Personal Use of Corporate Aircraft:  Analysis of the reported personal usage of corporate aircraft for Messrs. Forster and Koziar and Ms. Muhlenkamp for the years 2001 through 2003 suggests potential under-reported taxable income to these individuals of up to approximately $335,000 for this period.  We recommend that the Company implement a routine audit procedure to ensure compliance with its policies related to personal use of  corporate aircraft and review the potential for under-reported taxable income to Messrs. Forster and Koziar and Ms. Muhlenkamp for this period.

•

Deferred Compensation Plan Amendments and Distributions:  The Company’s deferred compensation plans were amended in December 2003. Amending the plans generally was approved by the Compensation Committee, and the resulting amendments were described in a letter to the Compensation Committee members. However, the specific amendments prepared by outside counsel, a financial analysis of the proposed amendments, the amounts of potential distributions, and the tax consequences of the amendments were not presented to or considered by the Compensation Committee prior to adoption of the amendments and distributions of approximately $33 million in cash to Messrs. Forster and Koziar and Ms. Muhlenkamp in December 2003.  These amounts consisted of prior deferrals by these executives of various compensation awards received by them in 2003 and earlier years and of benefits under a supplemental executive retirement plan.  The Company’s loss of future deductibility of the distributions to Mr. Koziar and Ms. Muhlenkamp resulted in a reduction in the Company’s after-tax income for 2003 of approximately $9.5 million.  We view the planning, presentation and adoption of these plan amendments as a process weakness by the Company’s management that should be addressed by the Compensation and Audit Committees.  We recommend that the Company’s 2004 proxy statement include a disclosure of the conversion of stock incentive units to cash, the crediting of the cash to the deferred compensation accounts and the distribution of the cash from those accounts.  The “reinstatement” of the Company’s Supplemental Executive Retirement Plan (“SERP”) in 2003 should be formalized in plan amendments (and disclosed accordingly) or the resulting lump-sum payments should be disclosed in the proxy statement essentially as management bonuses.

•

Independent Contractor Status of Mr. Forster:  The issue of whether Mr. Forster is an independent contractor or an employee for tax purposes is, and has been, a judgment decision based upon the IRS’s multi-factor test.  Although the matter is not free from doubt, there is considerable evidence to support the Company’s position, which has been consistent since Mr. Forster’s contract was executed in 1996.  We do not opine on the subject.

•

Untimely Payroll Processing:  The reported instance of untimely payroll processing related to the 2003 year-end deferred compensation payouts appears to have been caused by a miscommunication during the period of the conversion to the ADP system.  Better communication between Ms. Muhlenkamp and Mr. Thobe could have avoided the issue.

•	Employee Bonus Program: The Company’s employee bonus program appears to have been handled by the Company in accordance with its discretionary authority.

•

Communication:  Weaknesses in communication resulting from the culture set by top management are noted throughout this Report.  We recommend that the Audit Committee review the issues presented in this Report concerning communication and access to information at the Company carefully, and take affirmative action regarding internal reporting structures for financial accounting functions and communication.  This review should encompass procedures relating to the Company’s Securities and Exchange Commission (“SEC”) filings that will ensure there is a coordinated review and assessment of relevant disclosure items and that the Company’s SEC disclosure counsel and other outside professionals have full access to information in order to advise adequately on disclosure matters.  A plan of remedial action should be developed and implemented with input from TS&H as well as the Company’s external auditors, KPMG.

•

KPMG Management Letter:  We understand that the Company’s auditors will deliver a management letter to the Company regarding internal controls and communication issues.  We have been shown a draft of that letter.  This Report is not intended to limit in any way the significance of that letter or the individual items in that letter. This Report should be read in conjunction with that letter and the Audit Committee should address the concerns set forth in both this Report and the management letter.

•

Disclosure:  The scope and status of this review, as well as the KPMG management letter, should be the subject of appropriate disclosure, as applicable, in the Company’s annual, periodic and special (i.e., Form 8-K) filings as approved by the Company’s securities counsel and the Audit Committee.

SUMMARY OF RECOMMENDATIONS

               TS&H’s recommendations, many of which are contained in the relevant sections of the Report, are summarized here for convenience.

•

Consider the creation of a comprehensive Controller function for the Company, as discussed in the KPMG management letter.  This Controller position would have full access to accounting information within the Company and would involve comprehensive monitoring of all accounting functions.

•

Assess communication within the Company and implement appropriate remedial action to ensure that employees, groups and departments within the Company communicate effectively and that employees are comfortable in seeking the information necessary to perform their respective job functions.  This assessment should be undertaken with advice and recommendations from outside professional advisors.  This assessment and any remedial action should be overseen by the Audit Committee.

•

Review procedures relating to the Company’s SEC filings to ensure there is a coordinated review and assessment of relevant disclosure items, and that the Company’s SEC disclosure counsel and other outside professionals have full access to information in order to advise adequately on disclosure matters.

•

Adopt a travel and expense reimbursement policy applicable to officers and directors to require the routine submission of appropriate documentation for all business expenses intended to ensure the tax deductibility for such expenses.  Necessary documentation for IRS purposes should be available to employees who process payments and reimbursements so that expenses can be categorized appropriately.

•	Establish the scope of an annual internal audit review of officer and director expense reimbursements under direction of the Audit Committee rather than under direction of the Chief Financial Officer.

•	Implement, with Audit Committee approval, a routine audit procedure to ensure compliance with the Company’s policies related to personal use of corporate aircraft.

•	Review the amounts of potential under-reported taxable income to Messrs. Forster and Koziar and Ms. Muhlenkamp for their personal usage of corporate aircraft for the years 2001 through 2003.

•	Take appropriate action on issues raised by the KPMG management letter.

•	Coordinate each of the disclosure issues identified in the Executive Summary with securities counsel for the Company and TS&H as counsel to the Audit Committee.

•	Consider appropriate personnel decisions or action in the case of management as part of addressing the issues raised by this Report and the management letter of KPMG.

               A detailed discussion of our review follows.

BACKGROUND OF REVIEW

               Mr. Thobe has served as the Company’s Corporate Controller since he joined the Company in July 2003.  Prior to joining the Company, Mr. Thobe had held several senior accounting positions at both private and publicly traded companies.2

               In early 2004, Mr. Thobe was involved in preparing the Company’s annual report on Form 10-K for 2003 (the “10-K”).  At a disclosure meeting of the Company’s senior management on January 30, 2004 to identify issues for possible inclusion in the 10-K, Mr. Thobe did not raise any material issues with respect to the 10-K.  This disclosure meeting followed an earlier mid-level disclosure meeting run by Mr. Thobe where issues could be raised for possible disclosure in the 10-K.

               In early February 2004, one of the Company’s law firms, Cadwalader, Wickersham & Taft LLP (“CWT”), suggested in comments on a draft 10-K submitted to Caroline E. Muhlenkamp, the Company’s Group Vice President and Interim Chief Financial Officer, that the Company’s Chief Accounting Officer or Controller be added as a signatory to the 10-K.  Ms. Muhlenkamp forwarded to Mr. Thobe, without comment, the e-mail attaching CWT’s comments.  In accordance with the comments, on February

2 Mr. Thobe was the Vice President-Financial Service for Moto Photo, Inc. from June 2000 - June 2003; the Vice President and Controller, Treasurer and Chief Accounting Officer at Roberds, Inc. from November 1999 - June 2000; the Vice President and Corporate Controller for Breuner’s Home Furnishings Corp. from June 1997 - November 1999; the Corporate Controller for the Bon-Ton Stores, Inc. from 1996-1997; and he held various positions at Sears, Roebuck and Company, leaving as National Director of Capital Accounting and Control in 1996

2, 2004 Mr. Thobe added a signature line for himself to the 10-K as Corporate Controller.  Mr. Thobe did not at this time express any reservation about signing the 10-K.

               On February 25, 2004, Mr. Thobe and Ms. Muhlenkamp had a lengthy and difficult telephone conversation involving issues generally unrelated to the 10-K, during which Mr. Thobe concluded that he was being asked to carry out certain personnel decisions dictated by Ms. Muhlenkamp, but for which she was declining to accept responsibility.3 In Mr. Thobe’s view, this was not an isolated instance and served as the “final straw” concerning appropriate accountability in his dealings with Ms. Muhlenkamp.  Ms. Muhlenkamp’s recollection of the conversation is that she addressed several performance issues with Mr. Thobe.

               Following the telephone conversation with Ms. Muhlenkamp, Mr. Thobe consulted personal counsel and on February 28, 2004 sent a memorandum to Stephen F. Koziar, the Company’s Chief Executive Officer, Ms. Muhlenkamp and John Lathrop, the engagement partner of the Company’s external auditors, KPMG, in which he declined to sign the Company’s 10-K.  At an interview with TS&H, Mr. Thobe stated that his concerns related to a recent shareholder derivative suit, his potential liability for signing the 10-K, the fact that he would be the first Company Controller to sign the 10-K, as well as his interaction with Ms. Muhlenkamp.  Mr. Thobe’s February 28, 2004 memorandum was followed by an exchange of correspondence between Mr. Thobe and Ms. Muhlenkamp, wherein Ms. Muhlenkamp, among other things, informed Mr. Thobe that he would not be required to sign the 10-K.

               On March 4, 2004, Mr. Hillenbrand, as Chair of the Company’s Audit Committee, and Dennis J. Block, the Company’s counsel from CWT, called Mr. Thobe regarding his letter of February 28, 2004 and his subsequent correspondence with Ms. Muhlenkamp.  In response to questions by Messrs. Hillenbrand and Block, Mr. Thobe said he was not aware of any material inaccuracies in the Company’s financial statements.  In his interview with TS&H, Mr. Thobe said the matter might have ended there, as he was relieved he did not have to sign the 10-K, except that in response to a request from Mr. Block to provide any other concerns or information he desired to bring to the Audit Committee’s attention, Mr. Thobe said that he would do so.  Before discussing any additional thoughts, he wanted to take a break from the call, organize his thoughts and call back later in the day.  After considering the matter and consulting with his counsel, Mr. Thobe subsequently decided to provide a written memorandum to Mr. Hillenbrand.  That memorandum, dated March 10, 2004, was communicated through Mr. Thobe’s counsel to Mr. Block.

               On March 27, 2004, TS&H interviewed Mr. Thobe.  During the interview, Mr. Thobe said that the 10-K was “as clean…a 10-K in the financial section as I’ve probably

[3] The issues included accounting processes and personnel decisions, in particular Mr. Thobe’s request that Ms. Muhlenkamp sign documents acknowledging her assent to personnel decisions she instructed Mr. Thobe to take with respect to a supervisor in his department.

ever been associated with.”4 Mr. Thobe also did not identify any material misstatements or omissions in the draft 10-K, 5 and stated that the Company’s financials are accurate as far as he knows.6 He indicated that his primary concern with signing the 10-K was related to certifying or creating the impression that he was certifying accounting matters that were outside of his knowledge and outside the scope of his supervision (e.g., certain accounting functions at MVE which reported ultimately to Ms. Muhlenkamp).  At the interview, Mr. Thobe produced a second memorandum addressed to Mr. Hillenbrand, dated March 26, 2004, containing Mr. Thobe’s draft reply to management’s response to Mr. Thobe’s March 10, 2004 memorandum.  At the interview, Mr. Thobe represented to TS&H that he had no concerns other than those raised in his memoranda dated March 10 and March 26, 2004.7

TS&H’S REVIEW

               On March 15, 2004, the Audit Committee contacted John J. McCoy of TS&H to engage the firm to represent the Audit Committee in connection with an independent review of the statements and concerns in Mr. Thobe’s memorandum.  Following internal assessments of potential conflicts of interest and independence, TS&H commenced its review of Mr. Thobe’s concerns on March 17, 2004.  TS&H subsequently retained Deloitte & Touche LLP (“D&T”) as independent accountants to assist in the process.  The results of D&T’s review and analysis are referenced herein.  As part of its review, TS&H conducted interviews with 34 individuals and reviewed in excess of seventy thousand pages of documents from a variety of Company and outside sources over a period of approximately four weeks.    D&T has reviewed numerous accounting records supplied through counsel for the Company or received directly from the Company’s accounting staff.  The Company’s corporate accounting staff also has been available to D&T for follow-up questions and discussions.  Since the commencement of its review, TS&H has been in daily contact with members of the Company’s Audit Committee, who have been apprised of the ongoing status of TS&H’s review and who have provided information, advice, support and assistance.

               As part of TS&H’s review, computer forensics analysis was performed by D&T.  Between March 24 and 27, 2004, D&T requested certain computers, and most computers were received and imaged by the end of March.  However, an image of Ms. Muhlenkamp’s computer used prior to August 2003 was not received until April 20, 2004, despite prior specific follow-up requests on April 7 and 13 for the computer.  Mr. Forster’s laptop computer was not received by D&T until April 13, 2004, and the

[4] Interview of Daniel L. Thobe on March 27, 2004 at 131.

5 Id. at 124.

6 Id. at 201.

7 Id. at 347.

computer he used prior to August 2003 was not made available to D&T until April 20, 2004.  D&T’s computer forensics analysis was completed on April 24, 2004.

               As part of its computer forensics analysis, D&T performed certain data preservation and electronic discovery procedures, including the imaging of 25 computer hard drives of 18 current and former Company employees and independent contractors.  With the assistance of the Company’s Information Technology personnel, D&T also extracted copies of select DPL and MVE network drive folders containing various user-created files and archived files.  D&T also obtained copies of the e-mail server mailbox files for the 18 above-referenced individuals.  Through this process, approximately 572 gigabytes of data, equivalent to approximately 28.6 million pages of data, were obtained, and D&T applied 45 search strings to this data based upon the concerns raised in Mr. Thobe’s memorandum.8

               With very few exceptions, the Company has been extremely cooperative in responding to our review, producing thousands of documents on short notice, providing access to computers, electronic data and members of the Company’s accounting staff, and making available all employees TS&H sought to interview.  Without the level of cooperation received from the Company, the review could not have been completed on such an expedited schedule.  However, certain information relating to the awards of incentive compensation has been difficult to obtain.  TS&H only recently received (on April 21, 2004) some 3,000 pages of additional documents on that subject, and even now, certain gaps remain.

               The forensics analysis of Mr. Forster’s laptop computer could not be completed because of the installation and use of “scrubbing” (i.e. permanent deletion) software after the review commenced.  D&T’s analysis has concluded that on April 1, 2004, the scrubbing software program was run on Mr. Forster’s laptop computer to delete approximately 740 files, and it was last utilized on April 12, 2004, the day before Mr. Forster made the computer available to D&T.  This occurred after TS&H had telecopied a letter on March 18, 2004 to the Company’s counsel requesting that the Company and its senior management retain and preserve all documents, including electronic material, relating to the matters described in Mr. Thobe’s memorandum, and after access to the computers had been requested.  We view the installation and timing of the use of the scrubbing software on Mr. Forster’s computer as a serious matter that should be carefully reviewed by the Audit Committee for further appropriate action.9

               TS&H has reviewed and investigated each of the matters raised by Mr. Thobe.  This review, while extensive and responsive to the matters raised by Mr. Thobe, has not consisted of an audit of all of the Company’s activities, books, records or financial statements.  Similarly, we have not acted, and are not acting, as securities counsel for the

8 A detailed summary of the procedures utilized by D&T for the data preservation and electronic discovery procedures is included in D&T’s memorandum regarding Electronic Discovery contained in Appendix II.

[9] This matter is described in detail in Section XIV.

Company, but have included advice to the Audit Committee concerning disclosure of certain matters reviewed by us as we believe appropriate.

DISCUSSION OF MR. THOBE’S CONCERNS

I.            MVE/Valley Partners

               Mr. Thobe raises three principal concerns surrounding the arrangement between MVE, Inc., a subsidiary of the Company that is primarily responsible for the management of the Company’s financial asset portfolio (“MVE”), and Valley Partners, Inc., a Florida corporation beneficially owned by Mr. Forster and Ms. Muhlenkamp (“Valley Partners”): (1) that insufficient information may have been provided to the Board regarding this arrangement when it was entered into in 2001; (2) that the arrangement was not properly disclosed in SEC filings by the Company; and (3) that the costs of forming Valley Partners were paid by the Company.

               A.          MVE Compensation Arrangement

               To place the Valley Partners discussion in context, it is necessary to review Mr. Forster’s agreement to manage the financial asset portfolio in MVE and his compensation arrangement for providing such services.  In connection with his retirement as Chief Executive Officer, Mr. Forster entered into an agreement with the Company on December 31, 1996 to provide certain consulting services to the Company.  (See DPL 001066-001077, 001133).  Among other compensation, the Company agreed to pay Mr. Forster a bonus for managing the financial asset portfolio of MVE calculated according to Annex A of the agreement.  (See DPL 001068).  The Company’s obligation to pay the Annex A bonus survives termination of the agreement for any reason, including Mr. Forster’s death.  Annex A, entitled “MVE Incentive Program,” granted Mr. Forster a bonus to be paid for calendar years 2000 and after equal to 2% of the net cumulative cash distributed to the Company that was attributed to the private equity investments in the financial asset portfolio after the deduction of the original investment and costs.10 (See DPL 001133).  An additional 2% of the amount was to be split with other MVE principals.  In addition, up to 1% could be divided among MVE staff.

               On September 29, 1998, the Company’s Compensation and Management Review Committee (the “Compensation Committee”) and its Executive Committee approved a technical change to Annex A.  While the percentages to be paid to Mr. Forster (2%), the MVE principals (2%) and the MVE staff (1% discretionary award) did not change, the method of accounting for private equity investments changed.  (See DPL 008406-008407, 001097-001098).  Ms. Muhlenkamp explained that this change was made because accounting by individual companies within the portfolio caused administrative difficulties.

[10] According to the Company’s proxy statements, Mr. Forster and others also received bonuses based on the investment performance of the financial asset portfolio under an incentive program covering the 1996-1999 period.

               In a letter agreement dated December 15, 200011 with Ms. Muhlenkamp, the Company agreed to provide severance payments upon termination of her employment, including additional payments if termination occurred in connection with a change of control under certain circumstances.  (See DPL 016132-016144).   These payments specifically included awards pursuant to the MVE Incentive Program based on the average of the last three annual payments. This differed from her previous agreement dated July 1, 1998 which included payments with respect to the Company’s Management Incentive Compensation Program (“MIC”) or any other incentive plan in which she participated at the time of termination, but did not specifically name the MVE Incentive Program.  (See DPL 016718-016735).

               In sum, in the summer of 2001, when the agreements with Valley Partners were created, both Mr. Forster’s and Ms. Muhlenkamp’s MVE incentive bonuses were governed by the 2%/2%/1% formula in Annex A.  Mr. Forster’s participation was fixed at 2% and Ms. Muhlenkamp’s percentage was subject to annual allocation.  Mr. Forster’s share survived termination of his consulting agreement for any reason (including change of control).  In the event of termination following a change of control, Ms. Muhlenkamp was to receive 100% of the average of her last three annual Annex A awards plus 400% of the average of her last three annual MIC awards (among other payments).12

               B.          Creation of Valley Partners Agreements

               According to Messrs. Koziar and Forster, in 2001 the Company was considering various strategic transactions, including a possible sale of the Company and/or the financial asset portfolio.13 The Valley Partners agreements ostensibly were created in

[11] Ms. Muhlenkamp signed the December 15, 2000 letter agreement on December 15, 2002.

[12] At roughly the same time as the agreements with Valley Partners were signed, Ms. Muhlenkamp entered into an employment agreement with the Company dated as of December 14, 2001 pursuant to which her change of control payments were to be based on her historical participation in the MVE Incentive Program under Annex A.  (See DPL 016159-016164).  Another (apparently amended and restated) employment agreement between Ms. Muhlenkamp and the Company also dated as of December 14, 2001 provides for her participation in the MVE Incentive Program under an amended Annex A, which provides for a 2.25% bonus payment to Ms. Muhlenkamp and a 2.75% bonus payment to Mr. Forster.  (See DPL 016150-016157).  Although dated “as of December 14, 2001,” the second employment agreement was not signed until April 2003 when the Compensation Committee approved the change to the Annex A percentages and approved the appointment of Ms. Muhlenkamp as Group Vice President and Interim Chief Financial Officer.  (See DPL 008439-008440).

[13] In a press release on December 30, 2000, Mr. Forster confirmed that the Company had hired Morgan Stanley & Co. to explore strategic options including the possible sale of all or part of the Company.  An additional release on February 16, 2001 indicated that “the best path for the Company is to implement its high growth strategic plan as an independent company,” although the release also noted that the Company would “continue to monitor the market for the strategic deployment and/or purchase of assets that provide the most value to our shareholders, . . .”  Board minutes from around this time continue to make general reference to a strategic review of the Company, and note other business combinations occurring in the utility industry.  This is consistent with materials generated by Morgan Stanley concerning exploration of strategic options during this time frame.

connection with and to facilitate a potential transaction to sell the Company, and no such transaction was ever consummated.  Mr. Forster stated that he was asked by the Board to continue to manage the financial asset portfolio in the event of a change in control.  Ms. Muhlenkamp stated that she also was asked to continue to manage the portfolio following a change of control to enhance the Company’s position for a potential transaction.  In fact, she recalls being told that not entering into such an arrangement might be a “deal breaker.”  Messrs. Koziar and Forster further indicated that the Board believed that having a formal arrangement in place to ensure Mr. Forster’s continuing role would enhance the Company’s possibilities for a strategic transaction.

               Valley Partners filed its articles of incorporation with the Florida Department of State on May 29, 2001.  In our interview with the lawyers at Chernesky, Heyman & Kress, P.L.L. (the “Chernesky firm”),14 Frederick Caspar indicated that he may have suggested forming this entity to accomplish the goal of providing a structure for the continuance of the Annex A MVE Incentive Program after a change of control of the Company.

               On June 19, 2001, the Compensation Committee and the Executive Committee approved entering into a Management Services Agreement between MVE and Valley Partners and an Administrative Services Agreement between the Company and Valley Partners.  Mr. Caspar attended this meeting and made a presentation to the Committee regarding the MVE Incentive Program and the proposed agreements with Valley Partners.  Mr. Caspar’s outline of discussion topics for this meeting suggests that entering into a management agreement may be beneficial because, without it, “calculating the present value of the as yet unrealized [MVE incentive fees] would be difficult at best,” and having a pre-existing agreement in place such as a management agreement “could make it easier for the purchaser to review and understand the obligation it would be asked to assume.”  (See DPL 011889-011890).  Mr. Caspar confirmed this reasoning with us.  It is not clear in the minutes from the full Board meeting the same day how much detail was reported to the full Board, although the subject of the agreements with Valley Partners was reviewed.  The agreements with Valley Partners include the following.

                       1.          Management Services Agreements

               The Company’s subsidiaries MVE, Miami Valley Insurance Company and Miami Valley Development Company (each of which held a portion of the Company’s financial

14 We interviewed Richard Chernesky, Richard Broock, Steven Watts and Frederick Caspar.  We have been advised that the Chernesky firm has done legal work for the Company since the founding of the firm in 1988 and that some of its lawyers represented the Company before that time when they were members of another firm.  Chernesky lawyers have also represented Messrs. Forster and Koziar and Ms. Muhlenkamp in connection with estate planning and related matters, including Mr. Caspar acting for a period of time as a trustee for a living trust for Ms. Muhlenkamp, and also in connection with the formation of a limited liability company in which the three, as well as another individual, have an interest.  Mr. Koziar said that he believed that the Chernesky firm represented Mr. Forster in connection with his consulting agreement but the attorneys said that they simply prepared an agreement in accordance with the terms presented to them by Mr. Forster.

asset portfolio, are collectively referred to for convenience as “MVE”) entered into identical Management Services Agreements (the “MSA”) with Valley Partners as of June 20, 2001.  (See DPL 019256-019282).

               The MSA provided that it did not become effective until a change of control of the Company occurred, or until all or part of the financial asset portfolio was transferred to a third party.  Upon its effectiveness, the MSA generally provided for MVE’s engagement of Valley Partners to manage the financial asset portfolio, in exchange for a 5% “carried interest” in MVE’s private equity investments.  The MSA also provided that in the event of the sale of all or any of the financial asset portfolio by the Company, the Company would require any transferee to assume the liabilities of the Company under the MSA.

               Paragraph 5 of the MSA states that Valley Partners has sole discretion to determine which of its employees would perform the management services and could hire consultants, contractors or employees to perform the services.  (See DPL 019268).  Mr. Caspar stated that he might have inserted this provision in the MSA on his own accord, not at the direction of anyone at the Company, as he viewed it as standard language for a services agreement.

                       2.          Administrative Services Agreements

               In addition to the MSA, the agreements with Valley Partners included an Administrative Services Agreement (“ASA”), dated October 4, 2001, among Valley Partners, the Company, and Messrs. Chernesky, Broock and Caspar as trustees of certain master trusts that hold the assets of various executive and director compensation plans.  The ASA generally engages Valley Partners to provide administrative and record keeping functions on behalf of the master trusts upon a change of control of the Company, in exchange for a 1.25% administration fee based on the market value of all assets of the master trusts.  (See DPL 019283-019288).  The ASA also calls for Valley Partners to provide investment advice as requested by the trustees.  This administrative fee appears to be a new compensation arrangement payable to Valley Partners and therefore indirectly to Mr. Forster and Ms. Muhlenkamp as its beneficial owners in the event of a change of control.

                       3.          Trustee Fee Agreement

               Additionally, a Trustee Fee Agreement (“TFA”), also dated October 4, 2001, was entered into among the three Chernesky attorneys listed above as trustees and the Company.  (See DPL 018625-018633).  Upon a change of control of the Company, Bank of America and Bank One would be removed as trustees of the master trusts, Messrs. Chernesky, Broock and Caspar would become the sole trustees and, according to Exhibit A to the TFA, the trustees would succeed to all of the duties of the Company’s Compensation Committee under the compensation plans funded through the master trusts.  In return for providing trustee services to the master trusts, the trustees would receive $500,000 per year.  This fee would not be reduced by any payments to Valley Partners under the ASA.

               The Company’s Compensation Committee and the Executive Committee approved the ASA and TFA at the June 19, 2001 meeting.  According to Mr. Caspar, he requested a third party review of the TFA before the trustees would agree to execute this agreement.  Carter Emerson of the law firm Kirkland & Ellis LLP provided a letter to Mr. Forster explaining his review of the TFA and that all of his concerns had been addressed.  (See DPL 018532).

                       4.          Letter Agreements

               Mr. Caspar also drafted letter agreements at the same time as the MSA, ASA and TFA (collectively, the “Valley Partners Agreements”).  These letter agreements, apparently signed by Mr. Forster on October 4, 2001 and December 14, 2001 and by Ms. Muhlenkamp on December 14, 2001, provided that upon the effective date of the MSA (i.e. a change of control of the Company or transfer of all or part of the portfolio) any payments due under Annex A related to the private equity investments after the effective date would be payable to Valley Partners.  According to Mr. Caspar, the intent of the letter agreements was to clarify that the Company would not be responsible to Mr. Forster and Ms. Muhlenkamp personally for Annex A payments after a change of control, but rather would owe the 5% payment obligation to Valley Partners (so that the Company would not be paying the bonus twice).   Additionally, the Company guaranteed the performance of MVE and the other Company subsidiaries’ obligations under the MSA.  Ms. Muhlenkamp returned executed copies of the MSA, ASA, TFA and the letter agreement signed by Mr. Forster to Mr. Caspar on January 10, 2002.  (See DPL 018639).

               The existence of the Valley Partners agreements was not disclosed in the 2001 Form 10-K or in the 2002 or 2003 proxy statements.

               C.          Termination of Valley Partners Agreements

               Messrs. Forster and Koziar and Ms. Muhlenkamp have explained that after the Valley Partners Agreements were executed and no subsequent sale of the Company or the financial asset portfolio occurred, the Valley Partners Agreements were forgotten until late 2003.  Nevertheless, Mr. Forster and Ms. Muhlenkamp did take action to keep the corporation in existence by executing unanimous written consents to elect directors and officers of Valley Partners for 2002 and 2003.  (See DPL 000187-000190).  Ms. Muhlenkamp also signed forms to reinstate Valley Partners with the Florida Department of State on March 27, 2003 after its existence had lapsed.  (See DPL 000140).  Mr. Forster also submitted two invoices for reimbursement of private jet service to attend Board meetings on August 15 and September 23, 2003 that were billed to Valley Partners.  (See DPL 016479-016480).  Mr. Forster believes these invoices were for private jet services for directors to attend Company Board meetings.

               Miggie Cramblit, the Company’s Vice President and General Counsel, became aware of the existence of Valley Partners after questioning a charge related to a statutory agent fee in Florida billed by the Chernesky firm on August 5, 2003.  (See DPL 017172).  Mr. Steven Watts, a Chernesky lawyer, spoke to Ms. Cramblit on October 8, 2003 regarding Valley Partners and also conducted research on disclosure rules.  (See DPL 002746).  On November 20, 2003, Mr. Watts e-mailed conformed copies of the MSA and ASA to Ellen Leffak, the Company’s director of insurance and risk management, and Ms. Cramblit and stated that these agreements “are required to be filed as exhibits to the Form 10-K pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.”  (See DPL 011667).

               On January 5, 2004, Ms. Cramblit discussed the situation with Mr. Koziar.  (See DPL 016481).  According to her handwritten notes, Mr. Koziar explained why Valley Partners was set up and his lack of certainty about the current status of Valley Partners.  He questioned why the agreements had not been disclosed before and said that he would discuss the issue with Ms. Muhlenkamp.  Ms. Cramblit e-mailed Mr. Watts on January 5, 2004 to ask whether he had advised the Company to include the agreements as exhibits previously.  (See DPL 016482).  He responded that the Company had not asked the Chernesky firm about disclosure until her inquiry.

               This series of communications apparently led to a decision to terminate the MSA and ASA.  Messrs. Koziar and Forster both have stated that the termination decision was made in December 2003.  In a letter dated January 19, 2004 to Messrs. Forster and Koziar, Mr. Broock stated that Mr. Koziar had recently asked him to terminate the MSA.  Mr. Broock explained that other existing agreements did not clearly speak to the consequences to the Annex A payments to Mr. Forster and Ms. Muhlenkamp upon a change of control of the Company.  (See DPL 008624-008625).  Mr. Broock also requested guidance on whether the ASA and TFA should be terminated or amended.  In an e-mail dated January 26, 2004 to Mr. Forster, the sender, who appears to be a Chernesky attorney, attached drafts of a termination letter with respect to the MSA and ASA, draft revisions to the TFA, and draft letters as to the obligations of the Company to make Annex A (amended) payments in the event of a transfer of the financial asset portfolio or a change of control of the Company.  (See DPL 008675-008676).  Mr. Broock e-mailed the final versions of the documents referred to above to Messrs. Forster and Koziar on January 30, 2004 for execution.  (See EG 000213-000229).

               The letter agreement dated December 15, 2003 terminating the MSA, ASA and the letter agreements with Mr. Forster and Ms. Muhlenkamp (dated October 4, 2001 and December 14, 2001) was signed after January 30, 2004 by all relevant parties except the three Chernesky attorneys as the trustees under the ASA.  Mr. Broock stated that the December 15, 2003 date was chosen by the Company.  A revised TFA was entered into between the Company and Messrs. Chernesky, Broock and Caspar as trustees as of February 2, 2004 to remove all references to Valley Partners and to reduce the trustee fee to $250,000 per year after a change of control of the Company.  (See DPL 008665-008670).  The termination of the Valley Partners Agreements was not presented to the Board or the Compensation Committee.

               Analysis

               1.          Approval of the Valley Partners Agreements by the Company.    The Company’s management and the Chernesky attorneys have described two principal reasons for this arrangement: first, to enhance the saleability of the Company and/or the financial asset portfolio; and second, to clarify the MVE Incentive Program in the event of a change of control transaction.

               At a joint meeting of the Compensation Committee and the Executive Committee, the MSA, ASA and TFA were approved after a discussion of their terms prior to the time the agreements were entered into in 2001.  A formal presentation was made by Mr. Caspar of the Chernesky firm in connection with the consideration of the agreements.  There was no formal action by the entire Board regarding Valley Partners, although the matter was described to the Board on the same date as the Committee approval.

               The rationale offered for the MSA – namely to facilitate a transaction by giving comfort to a potential buyer of the portfolio that a mechanism would be in place for Mr. Forster and Ms. Muhlenkamp to continue management – is difficult to confirm in the documentation.  The documents provide that the Company had to require a buyer to retain Valley Partners, as distinct from providing that option to the buyer.  Moreover, the MSA specifically permits Valley Partners to engage individuals other than Mr. Forster or Ms. Muhlenkamp to manage the portfolio so a buyer would have no assurance of their services.

               The rationale that the Valley Partners Agreements were only a continuation of an existing obligation of the Company to Mr. Forster and Ms. Muhlenkamp is not correct.  For example, the ASA providing for a 1.25% payment to Valley Partners for administering the master trusts represented a new arrangement with Mr. Forster and Ms. Muhlenkamp, or in this case, an entity beneficially owned by them.

               2.          Disclosure of the Valley Partners Agreements.   Item 601 of Regulation S-K under the Securities Exchange Act of 1934 provides the requirements for the filing of exhibits in various SEC filings, in addition to requiring an exhibit index.  Although Item 601 was amended effective March 3, 2003, the relevant subsections were not affected and the provisions described below are applicable for the relevant time periods (2001 to the present).

               The filing of material contracts with a registrant’s 10-K is required by Item 601(b)(10), which states (in relevant part): “(iii)(A) Any management contract or any compensation plan, contract or arrangement, including but not limited to plans relating to…bonus, incentive…in which any director or any of the named executive officers of the registrant…participates shall be deemed material and shall be filed.”

               Descriptions of these types of management contracts or compensatory plans also may need to be included in the registrant’s proxy statements and incorporated by reference into the 10-Ks.  Item 402(h) of Regulation S-K states:

               Describe the terms and conditions of each of the following contracts or arrangements: (1) Any employment contract between the registrant and a named executive officer; and (2) Any compensation plan or arrangement, including payments to be received from the registrant, with respect to a named executive officer, if such plan or arrangement results or will result from…a change-in-control of the registrant…and the amount involved, including all periodic payments or installments, exceeds $100,000.

               Item 404(a) of Regulation S-K requires disclosure of certain related party transactions, specifically any “transaction . . . since the beginning of the registrant’s last fiscal year . . . to which the registrant or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have a direct or indirect material interest, naming such person and indicating the person’s relationship to the registrant, the nature of such person’s interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person’s interest in the transaction(s): (1) Any director or executive officer of the registrant…”

               To date, no disclosure of the Valley Partners Agreements has been made in the Company’s SEC filings.  Management has taken the position that the MSA and related Valley Partners agreements did not have to be disclosed in 2001 because they merely provided for the same compensation to Mr. Forster and Ms. Muhlenkamp following a change of control as was currently being provided under the MVE Incentive Program prior to a change of control and because they did not “become effective” until there was a change in control.15 Mr. Watts indicated that he had an internal conversation in 2001 with one of his partners concerning the MSA which had been described to him and came to a similar conclusion with respect to whether it would need to be included in a future proxy statement.  He indicated that he was not consulted regarding disclosure in the exhibits to the 10-K and did not have knowledge of the ASA when considering the disclosure issues.

               Messrs. Forster and Koziar and Ms. Muhlenkamp have stated that the Valley Partners Agreements were not considered by anyone at the Company after their execution until late 2003.  Mr. Forster said this was because the MSA was entered into in connection with the Company’s pursuit of a strategic transaction and no strategic transaction was consummated.  Thus, management’s position is that the subject was forgotten.  However, Mr. Forster and Ms. Muhlenkamp did at least take routine action to keep the corporation alive.  After disclosure was recommended in the 10-K by counsel in November 2003,

[15] We recommend that prior disclosures concerning the MVE Incentive Program be reviewed and consideration given to additional disclosure concerning Mr. Forster's compensatory arrangements in the Company’s 10-K and/or proxy statement under Item 402(g)(2) of Regulation S-K.  In this regard, we note that the MVE incentive payments will continue after Mr. Forster's death and must be assumed by any purchaser of the financial asset portfolio or of the Company as a whole, and that the Company is obligated to make a one million dollar payment upon Mr. Forster's death.

pursuant to the letter agreement dated as of December 15, 2003, the Valley Partners Agreements were terminated.  Notwithstanding the December 15, 2003 date, e-mail and letter correspondence from January 2004 indicate this issue was discussed, and drafts of the termination agreement were prepared, in January 2004.

               Based on our review, we believe it would have been appropriate to describe the Valley Partners Agreements in the Company’s 2002 proxy statement, and to attach copies of the agreements as exhibits to the Company’s 2001 10-K.  Notwithstanding the termination of the Valley Partners Agreements, we recommend that these agreements be attached as exhibits to the 2003 10-K and that the contents of the agreements be described where appropriate in the 2003 10-K and/or 2004 proxy statement as approved by the Company’s securities counsel and Audit Committee.

               In addition, the termination of the Valley Partners Agreements should be disclosed as a related party transaction under Item 404(a), as it involved a director and executive officer, both of whom had and will have a direct and indirect material interest in a transaction with a value exceeding $60,000.

               3.          Costs of Forming Valley Partners and Its Impact on the Company’s Relationship with Valley Partners.  The Chernesky firm formed Valley Partners at the direction of the Company.  The Company paid for these costs.  The total cost of the formation of Valley Partners (including legal fees and third-party expenses) was approximately $1,000.  The Chernesky firm also prepared a standard shareholders agreement for Valley Partners, the exact cost of which is not available but which was estimated by Mr. Caspar to be approximately $750-$1,000.  Expenses related to the termination agreements also were billed to the Company.  Given the stated reasons for creating the Valley Partners Agreements, as well as the Company’s obligations under paragraphs 5 and 16 of his consulting agreement to pay Mr. Forster’s legal expenses, it would be difficult to characterize the payment of these expenses as anything other than routine.

               With the termination of the Valley Partners Agreements, Valley Partners has, to our knowledge, no current relationship with the Company or any subsidiary.

II.          Perquisite Disclosures

               Mr. Thobe states that approximately $300,000 of fringe benefits were under-reported for all named executives officers, except Mr. Forster, from 1999 to 2002 in the Company’s annual proxy statements.  In his response memorandum dated March 26, 2004, Mr. Thobe further explains that the Company’s disclosure of $1,000 matching contributions to a 401(k) plan would “imply voluntary disclosure of amounts below the required threshold” and that there were “no footnotes that would identify to the reader that this disclosure was only partial and excluded other fringe benefits in excess of the $1,000.”

               Disclosure of executive compensation is governed by Item 402 of Regulation S-K, entitled “Executive Compensation.”  Item 402(a)(3), entitled “Persons Covered,” provides that disclosure must be provided for

(i)	all individuals serving as the registrant’s chief executive officer or acting in a similar capacity during the last completed fiscal year . . .;

(ii)	the registrant’s four most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year; and

(iii)

up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (a)(3)(ii) of this item but for the fact that the individual was not serving as an executive officer. . . at the end of the . . . year.

These persons are designated as the “named executive officers,” and their compensation must be disclosed in a public company’s proxy statements on the Summary Compensation Table, on other tables and otherwise as required by Item 402.

               The Summary Compensation Table must set out by column: (a) each named executive officer’s name and principal position; (b) the fiscal years covered (three years); (c) the dollar value of base salary earned during the covered fiscal year; (d) the dollar value of bonus earned during the fiscal year covered; (e) the dollar value of other annual compensation not properly characterized as salary and bonus, including perquisites and other personal benefits under the circumstances detailed below; (f) the dollar value of awards of restricted stock; (g) the number of securities underlying stock options and stock appreciation rights (SARs); (h) the dollar value of payouts under long-term incentive plans; and (i) the dollar value of all other compensation.  If no compensation in a category has been awarded to, earned by or paid to any of the named executive officers during any of the fiscal years covered in the table, that column may be omitted.  (See Item 402(a)(6)).

               As indicated above, certain annual compensation not properly categorized as salary or bonus is reportable under the column titled “Other Annual Compensation.” Item 402(b)(2)(iii)(C)(1) requires disclosure of perquisites under this column “unless the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus reported.”

               Analysis

               A recalculation of the perquisites received by the named executive officers compared to their annual salary and bonus as reported in the Summary Compensation Table was undertaken for the years 1999 to 2002 by D&T.  The Company provided its annual Officers Remuneration tables for each year to show the amount of perquisites received.  The recalculation based on this information confirmed that the perquisite amounts did not exceed the $50,000/10% amount for any of the named executive officers that would have required disclosure of the perquisites in the Summary Compensation Table.

               Matching contributions to a 401(k) plan are not considered perquisites and, pursuant to Item 402(b)(2)(v)(D), are properly reported under “All Other Compensation.”  Thus, the Company’s disclosure methodology for these amounts is appropriate.

               The Officers Remuneration tables show payments for the cost of group life insurance over $50,000 and taxes paid for the cost of the group life insurance. (See DPL 011874, 002780, 002778, 002777).  These payments also are not perquisites.  The tax payments should have been reported in the “Other Annual Compensation” column, regardless of amount, and should have been identified as such in a footnote for each year.  The group term insurance payments (unless under a non-discriminatory plan for all employees) should have been reported, along with the 401(k) matching contributions, in the “All Other Compensation” column, with footnote disclosure of the amount of each for the most recent fiscal year.

               In the course of our review, we have noted that in at least one instance the Company reported a named executive officer’s annual salary based on the officer’s base salary rate at the end of the fiscal year rather than the amount earned during the fiscal year.  Mr. Koziar’s salary is reported as $375,000 for fiscal year 2002 in the Company’s 2003 proxy statement.  (See DPL 011216).  On the Officer’s Remuneration tables for 2002, Mr. Koziar’s base pay is shown as approximately $327,000.  (See DPL 002777).  Mr. Koziar received a salary adjustment to $375,000 on August 28, 2002.  (See DPL 018537).  This entry did not affect the calculation for reporting perquisites for 2002, as his total fringe benefits were less than both the $50,000 and the 10% amounts using either $327,000 or $375,000 as the salary amount.

III.         Segment Reporting

               Mr. Thobe states that he is uncomfortable with the position that the financial asset portfolio is treated as a treasury function rather than a separately reportable segment for SEC reporting purposes.  He is concerned that this “prevents fully disclosing the operating costs, including compensation, fees and travel costs related to the existence of the portfolio.”  In addition to the concerns raised in Mr. Thobe’s memorandum, he has since stated that the potential volatility of material profit or losses on the portfolio, the separate organizational structure dedicated to the portfolio, the possible significant incentives related to the performance of the portfolio, the materiality of the assets contained in the portfolio, and the close scrutiny of MVE’s performance by top management, could be considered beyond the scope of a typical treasury function.  On March 26, 2004, Mr. Thobe repeated his concerns regarding segment reporting to D&T, as fully set forth in D&T’s memorandum on this issue.  Mr. Thobe further told D&T that he is not aware of any analyses by KPMG or PriceWaterhouseCoopers LLP (“PwC”), the Company’s former auditors, done to support or substantiate the Company’s position.

               On February 24, 2004, Mr. Thobe prepared a memorandum describing “DPL’s Position on SFAS 131 ‘Disclosures about Segments of an Enterprise and Related Information.’”  The document outlined the application of the SFAS 131 qualitative and quantitative criteria and specifically stated: “The financial asset portfolio is not considered an operating segment as it is considered a treasury support function that manages investments made by the Company.”  (See DPL 002863).  Mr. Thobe stated that he prepared this memorandum for KPMG’s files at the request of Ms. Muhlenkamp.

               According to the former CFO, the Company’s prior auditors, PwC, analyzed the SFAS 131 factors and concurred with management’s position that the financial asset portfolio was not a separate segment, but rather was a treasury function.  The Company’s position was specifically contained in the representation letter to PwC signed by the Company for the 2002 fiscal year. The representation letter provides: “Management has evaluated the requirements of FASB Statement No. 131 . . . and has determined that the Company has only a single reportable segment.” (See DPL 016384-016391, item 20).  The Company has provided TS&H with a PwC report “Business Segment Divestiture Accounting and Reporting Discussion, Prepared for MVE, Inc.” dated July 30, 1999, which it believes to be the PwC analysis regarding segment reporting.  However, this report relates to the potential divestiture of the Company’s gas distribution business and discusses reportable segment requirements as it relates to the gas business.  (See DPL 002866-002881).

               In a comment letter from the SEC’s Division of Corporation Finance dated June 27, 2003, the SEC staff requested clarification on the Company’s determination that DPL Energy should not be an additional reportable segment.  (See DPL 002986-002992).  Ms. Muhlenkamp responded to the SEC on August 1, 2003 and the SEC accepted the explanation.  No clarification was requested regarding the financial asset portfolio. (See DPL 002993-003015).  In a December 2, 2003 presentation to the Audit Committee, KPMG provided a “SEC Letter Matters: Update” and noted that as to DPL Energy: No changes required.  Reportable segment requirements need to be continually evaluated.”  (See DPL 000030-000039).

               Analysis

               Item 101 of Regulation S-K provides that the registrant must report financial information about each segment of the business as defined by generally accepted accounting principles, including revenues from external customers, a measure of profit or loss and total assets for the last three fiscal years.  This information is reported in a company’s annual report on Form 10-K.  The applicable SFAS 131 factors are set forth in D&T’s memorandum.16

[16] The D&T memoranda referenced herein (without supporting detail) are included in Appendix II to this Report.

               D&T has not been engaged to formulate an opinion concerning whether the financial asset portfolio is a separately reportable segment and, therefore, does not express an opinion on the subject.  Ultimately, this issue is an accounting judgment involving SFAS 131 made by the Company.  The issue was reviewed in the past by the Company’s external auditors.  We have not uncovered any significant new information that would cause us to conclude that the Company must change its position.

IV.          Caroline E. Muhlenkamp –  Executive Officer Disclosure

               Mr. Thobe states that Ms. Muhlenkamp, prior to her appointment as Group Vice President and Interim Chief Financial Officer in April 2003, was not identified as an executive officer for purposes of disclosure in the Company’s annual proxy statements.  He asserts that the “failure to name her a Company officer could be construed as a method to avoid the public disclosure of her total compensation, which may be considered unreasonable and excessive to some shareholders.”  Mr. Thobe became employed by the Company after Ms. Muhlenkamp was appointed as Interim CFO, so he has no personal knowledge of her actions before he arrived.  But he states that he believes that she was an officer during that time period because “she was one of the highest paid executives of the Company” and he “understand[s] [she] had authority approaching that of a CEO or COO.”  Mr. Thobe also notes that Ms. Muhlenkamp was “the top employee in charge of about 25% of the Company’s total assets.”

               The Company has consistently held the position that Ms. Muhlenkamp’s compensation was not required to be disclosed prior to the 2004 proxy statement because she was not an executive officer of the Company and, accordingly, her compensation was not disclosed in the Company’s proxy statements through 2003.

               A brief description of Ms. Muhlenkamp’s employment with the Company is as follows.  Ms. Muhlenkamp was hired in 1990 as an Associate Business Analyst at an annual salary of $21,000.  In 1995, she became the Director of Investments of the Company.  In 1996, she became Vice President of MVE, and was promoted to Vice President and Managing Director of MVE in 1997, with a new base salary of $85,000.  Ms. Muhlenkamp became the President of MVE in 1998 and received various increases in salary and benefits over the next several years.  On April 9, 2003, she was named Group Vice President and Interim Chief Financial Officer of the Company, while retaining her position as President of MVE.

               Ms. Muhlenkamp’s base salary and benefits taken from internal Officers Remuneration tables prepared by the Company is set forth below.

•	On the 1999 Officers Remuneration table, Ms. Muhlenkamp’s “Total” of $352,977 ranked fourth on the chart, without considering the compensation of CEO Allen M. Hill.

•	On the 2000 Officers Remuneration table, Ms. Muhlenkamp’s “Total” of $273,902 ranked fourth on the chart, without considering the compensation of CEO Allen M. Hill.

•	On the 2001 Officers Remuneration table, Ms. Muhlenkamp’s “Total” of $299,213 ranked fifth on the chart, without considering the compensation of CEO Allen M. Hill.

•	On the 2002 Officers Remuneration table, Ms. Muhlenkamp’s “Total” of $335,248 ranked second on the chart, without considering the compensation of CEO Allen M. Hill.

               However, these figures do not, for example, include substantial cash and stock incentive unit awards by the Company pursuant to Annex A, certain bonus compensation, or SERP payments deferred by her on an annual basis.  These amounts exceed her base salary and benefits on an average annual basis.  The deferred amounts are summarized in the D&T Work Summary spreadsheet regarding “Deferred Compensation Balance Analysis” that is included in Appendix II to this report.  In general terms, these additional compensation amounts totaled approximately $15.2 million in the case of Ms. Muhlenkamp for the years 1998 through 2003.

               Ms. Muhlenkamp has attended Board and Committee meetings to report on the financial asset portfolio.

•

Between January 1, 1996 and December 31, 2002, Ms. Muhlenkamp attended 17 of the 24 joint Compensation Committee and Executive Committee, or separate Compensation Committee meetings held during that time period.  Each time she was in attendance, the minutes indicated that she either remained silent or reported on various aspects of the financial asset portfolio.

•

Between January 1, 1996 and December 31, 2002, Ms. Muhlenkamp attended 41 of the 54 Board of Directors meetings of the Company held during that time period.  Each time she was in attendance, the minutes indicated that she either remained silent or reported on various aspects of the financial asset portfolio.

               In his interview, Mr. Koziar stated that Ms. Muhlenkamp did not have a significant policy making role within the Company and noted that the financial asset portfolio had a limited life and it was not clear what would happen to Ms. Muhlenkamp’s job after the financial asset portfolio was wound up.  While Ms. Muhlenkamp was and is the President of MVE, Mr. Koziar stated that MVE only has two or three employees on-staff.  Mr. Koziar further stated that while Ms. Muhlenkamp attended many of the Board and Compensation Committee meetings, it was generally at their request specifically to provide information on the financial asset portfolio.  More recently, the Stipulation of Settlement of the DPL securities litigation specifically provides that “the DPL Board of Directors shall continue to approve all material actions to be taken with respect to the financial asset portfolio and shall continue to be updated quarterly with respect to the financial asset portfolio.”

               Mr. Forster’s statements were consistent with Mr. Koziar’s statements.  Additionally, Mr. Forster stated that Ms. Muhlenkamp’s activities in the Company concerning the financial asset portfolio were generally to discharge his policy decisions, as approved by the Board of Directors.  According to Mr. Forster, Ms. Muhlenkamp did not make investment decisions of her own accord.  Ms. Muhlenkamp stated that she was not an officer before she became Interim CFO because she believes she did not make any policy decisions of the Company and her attendance at Board meetings was at the request of the Board to report on MVE.

               Analysis

               Disclosure of executive compensation is governed by Item 402 of Regulation S-K, entitled “Executive Compensation.”  Item 402(a)(3), entitled “Persons Covered,” provides that disclosure must be provided for:

(i)	all individuals serving as the registrant’s chief executive officer or acting in a similar capacity during the last completed fiscal year . . .;

(ii)	the registrant’s four most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year; and

(iii)

up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (a)(3)(ii) of this item but for the fact that the individual was not serving as an executive officer . . . at the end of the . . . year.

               These persons are designated as the “named executive officers,” and their compensation must be disclosed in a public company’s proxy statements on the Summary Compensation Table, on other tables and otherwise as required by Item 402.  In addition, Items 404(a) and 601 of Regulation S-K require certain disclosures relating to executive officers who are not named on the Summary Compensation Table.

               Under SEC Rule 3b-7, an “executive officer” is defined as: (a) the president or any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance); (b) any other officer17 who performs a policy making function; or (c) any other person who performs “similar policy making functions” for the registrant.

[17] Rule 3b-2 defines an officer as “a president, vice president, secretary, treasurer or principal financial officer, controller or principal accounting officer, and any person routinely performing corresponding functions with respect to any organization . . . .”

               Whether Ms. Muhlenkamp’s compensation should have been disclosed in the Company’s proxy statement prior to 2003 depends on whether, in her various positions with the Company and MVE, she performed “policy making functions” on behalf of the Company.  During this time period, she was not one of the officers authorized by the Company’s Code of Regulations, which consisted of “a President, one or more Vice-Presidents, a Secretary, a Treasurer, and a Controller.” (See DPL 016371-016383).  Further, Ms. Muhlenkamp was not an “officer” as defined in SEC Rule 3b-2.  Thus, for Ms. Muhlenkamp to be deemed an “executive officer” for purposes of disclosure on the Company’s proxy statement, she would have had to perform a “similar policy making function.”  This determination is based on a variety of factors, all of which involve the application of judgment and a certain amount of discretion.

               Since 1998, Ms. Muhlenkamp’s base salary compensation and benefits package have been at levels commensurate with the executive officers disclosed by the Company in its proxy statements and at a level that, if she were deemed to be an executive officer, would have required disclosure by the Company, at least for certain years.18 Ms. Muhlenkamp also participated in executive level benefit programs (MSIP, SERP, life insurance, etc.) prior to her designation as an executive officer, and her business expenses have been reimbursed in the same manner as that of Messrs. Forster and Koziar.  Additionally, the Company has consistently included her on the Company’s Officers Remuneration table.  Further, her participation in the “change of control” program for the Company exhibits the Company’s belief with regard to her importance to the Company.

               Although an individual’s compensation and benefits are relevant to the analysis, they are not determinative as to whether disclosure is required in the Summary Compensation Table or elsewhere in the proxy statement.  Rather, the question turns on whether her job duties: (a) are one of several named positions; or (b) empower her with similar policy making authority.  Messrs. Forster and Koziar have stated that Ms. Muhlenkamp did not have a significant policy making function at the Company prior to becoming Interim CFO.  Moreover, MVE arguably is a supporting business activity that does not drive the policies or direction of the Company’s utility business.  Rather, as explained to TS&H, it is used to support the cash flow needs of the long-term strategic planning of the Company.  Further, there is no corroborating evidence for Mr. Thobe’s statement that Ms. Muhlenkamp “had authority approaching that of a CEO or COO.”  Mr. Thobe’s statement must be read in light of the fact that Ms. Muhlenkamp already was acting as CFO when Mr. Thobe joined the Company in July 2003.

               There is evidence of a reasonable basis for the Company’s position that Ms. Muhlenkamp was not an executive officer prior to her appointment to Group Vice President and Interim CFO in April 2003.  Moreover, with Ms. Muhlenkamp’s appointment to her current positions, her compensation will be disclosed in the

18 We have not performed a complete audit of Ms. Muhlenkamp’s total compensation for years prior to 1998, as that is beyond the scope of review and no questions have been raised concerning Ms. Muhlenkamp’s prior compensation.  Rather, we limited our review to whether there is a basis for the Company’s position not to disclose Ms. Muhlenkamp’s compensation on the Summary Compensation Table and elsewhere in the proxy statement.

Company’s 2004 proxy statement.  This disclosure will include her compensation for the years 2001, 2002 and 2003.  We do not opine on the issue of whether Ms. Muhlenkamp was an executive officer in prior reporting years.

V.          Deferred Compensation/SERP Journal Entries

               Mr. Thobe asserts an “obvious lack of internal controls” concerning the entry of an approximately $7 million journal entry that was made at the request of Ms. Muhlenkamp.  He states that his department was instructed to record an entry related to deferred compensation, which was subsequently changed twice “without adequate supporting documentation.”  This caused Mr. Thobe to “pause as to the appropriateness and accuracy of the entries due to the lack of supporting documentation.”

               Analysis

               There currently is supporting documentation for these journal entries and the initial errors were corrected before this review commenced.  According to Ms. Muhlenkamp, the purpose of the entries was to allocate the losses to the proper deferred compensation accounts based on actuarial data from Hewitt Associates.  The entries were merely a reclassification on the balance sheet with no profit and loss effect.  Nancy McFarland, a senior financial and reporting analyst with the Company, concurred with this statement.  Ms. Muhlenkamp and the Company’s former CFO have both stated that the person actually making an entry does not necessarily need the documentation when the CFO or other authorized person is directing the entry and has the supporting documentation.  Ms. McFarland stated she did not have any backup for the deferred compensation “although she usually receives supporting information for other entries.”  However, she “did not think she needed it because Mr. Thobe had signed off on it.”  Further, Ms. McFarland felt comfortable with the entry because she knew that Mr. Thobe and Ms. Muhlenkamp were working through the Hewitt actuarial study.

               The journal entries for adjustments in the deferred compensation and pension accounts, and subsequent informal conversations with Ms. Muhlenkamp, Mr. Thobe and Ms. McFarland have been analyzed and summarized by D&T.  Their findings on this issue indicate that although erroneous journal entries were made initially, appropriate allocations were subsequently made in each related account with supporting documentation.  Mr. Thobe corresponded with Ms. Muhlenkamp in reviewing the appropriate journal entries and was not excluded from this process. This matter does not raise a material issue as to the accuracy of the Company’s financial statements.

VI.          Shareholder Litigation Settlement Entries

               The Company settled various shareholder and derivative class action lawsuits in state and federal courts and recorded the settlement on the Company’s balance sheet in the fourth quarter of 2003.  Mr. Thobe raises concerns regarding the process of booking the entry as an example of a possible internal control issue because he was asked to have a journal entry posted without “additional information.”  According to Mr. Thobe, he asked for additional information because “the entry as written was material to the financial statements and frankly, looked questionable.”  Mr. Thobe further states that upon questioning the entry, he was told by Ms. Muhlenkamp that it was his responsibility to book the entry as requested and that he was not to question the journal entries she gave him.  Mr. Thobe has also recently stated that the original journal entry, as instructed by Ms. Muhlenkamp, was in error and was only corrected after a member of the accounting group found and reviewed the settlement document.

               On November 6, 2003, the non-defendant members of the Board of Directors approved the settlement of the shareholder litigation and the Company announced the tentative settlement in a news release.  On November 7, 2003, the parties entered into a Stipulation of Settlement (See DPL 003055-003100).  A Notice of DPL Inc. Settlement dated November 19, 2003, which set forth the proposed terms of the settlement, subject to court approval, was posted on the litigation website.  (See DPL 003101-003118).

               On December 6, 2003, Ms. Muhlenkamp sent specific instructions to Mr. Thobe for recording the litigation settlement.  In mid-December, Pat Cotter, a retired Company employee serving as a consultant to the accounting department, found and reviewed a copy of the settlement document on the website.  Based upon his review, he questioned the accuracy of this journal entry as it related to the presentation of a receivable for a derivative claim and contacted Ms. Muhlenkamp regarding that fact.  Ms. Muhlenkamp reportedly stated that this information should have been kept confidential and that the entry should be booked as instructed.  Mr. Cotter stated that he made the entry as instructed, but sent the information to KPMG, which also questioned the appropriateness of the entry.  On January 10, 2004, KPMG recommended a correcting entry, which was made with approval by Ms. Muhlenkamp.

               Ms. Muhlenkamp said that the change from her original entry was attributable to a change in the final settlement amounts in which the derivative receivable decreased and the expense increased due to plaintiff attorneys’ share of the settlement.  Ms. Muhlenkamp did not mention Mr. Cotter’s role with the journal entry or any conversations that she may have had with Mr. Cotter about this issue.

               Analysis

               The D&T memorandum details the specific correspondence relating to this issue and the journal entries made for the shareholder settlement.  Mr. Thobe agrees that the settlement amounts were accrued in the proper quarter.19 There is no claim that there was insufficient documentation for this entry.  Appropriate documentation is maintained by the Company.

               This issue arises out of the failure of Ms. Muhlenkamp to share the backup information and the fact that her initial instructions as to how to book the entry were inaccurate.  Class action settlements typically are a matter of public record, and we do not

[19] Interview of Mr. Thobe at 154.

understand the basis for Ms. Muhlenkamp’s unwillingness to disclose such public information concerning the settlement amounts for purposes of booking the journal entry.  However, it is not necessarily inappropriate for a CFO to give an instruction regarding a journal entry so long as the CFO maintains the supporting documentation for the entry.  Ultimately, the correct journal entry was booked and it raises no SEC disclosure issues.  The issue underscores a weakness in communications between Ms. Muhlenkamp and Mr. Thobe.  Further analysis regarding this issue has been conducted by D&T and is included in Appendix II.

VII.        Travel and Expense Reimbursement Documentation

               Mr. Thobe expresses a concern that there is a lack of supporting documentation related to the “extent and nature of the travel for Ms. Muhlenkamp and Mr. Forster” and that they are reimbursed from a separate fund which has no oversight of the reimbursements and no documentation review by the accounting department to determine whether it meets IRS requirements.  Mr. Thobe also states that there are weak internal controls related to the extent and nature of the travel.  For 2003, Mr. Thobe calculated travel and expense reimbursements of about $160,000 for Ms. Muhlenkamp and about $100,000 for Mr. Forster.

               Under Mr. Forster’s Agreement dated December 31, 1996, the Company agreed to “reimburse Mr. Forster for all reasonable out-of-pocket expenses (including travel expenses) incurred by him in connection with the performance of his duties.”  (See DPL 001066-001083). Ms. Muhlenkamp’s employment agreement dated as of December 14, 2001 provides that the Company “shall reimburse Ms. Muhlenkamp for all reasonable out-of-pocket expense properly incurred by her in connection with the performance of her duties hereunder in accordance with the policies established from time to time by the Companies, including, without limitation, expenses associated with any off premises office and travel to and from such office.”  (See DPL 016159-016164).  Mr. Koziar, as CEO, approves Mr. Forster’s and Ms. Muhlenkamp’s expenses.

               As part of Mr. Forster’s and Ms. Muhlenkamp’s responsibilities, they are required to travel extensively for management of the financial asset portfolio.  Ms. Muhlenkamp’s December 14, 2001 employment agreement requires her to “serve on the advisory board or other committee of any private equity partnership (or similar investment vehicle) in which DPL Inc. or any of its subsidiaries has an investment.”  (See DPL 016159-016164).  We have been advised that DPL has invested in 46 separate private equity partnerships, and Ms. Muhlenkamp stated that she attempts to visit each partnership on an annual basis in addition to her responsibilities of serving on various advisory boards.  Many of these partnerships are reportedly located in foreign jurisdictions and require global travel.

               Mr. Forster and Ms. Muhlenkamp have stated that one of the reasons for their large expenses, in addition to the extensive travel required to monitor and manage the financial portfolio, is the fact that, on occasion, they will place an entire business group’s expenses on their credit cards for ease of processing and in order to accumulate miles and upgrades.  For example, Ms. Muhlenkamp stated that she has previously paid the entire expense of hosting an out-of-town Board meeting, including paying for all Board members’ hotel rooms and other business-related expenses.  This reportedly resulted in certain hotel upgrades for the benefit of the Board during its stay.

               Mr. Forster’s and Ms. Muhlenkamp’s expenses generally are processed through the Managers Fund. According to Beth Garrett, Assistant to the CEO, the Managers Fund is confidential in order to limit broad access to the expense information.  Ms. Garrett states that approval for reimbursements from the Managers Fund is obtained from Mr. Koziar, Ms. Muhlenkamp or Pamela Holdren, the Company’s Treasurer.  In general, Mr. Koziar approved Ms. Muhlenkamp’s and Mr. Forster’s expense reimbursements, and Ms. Muhlenkamp approved Mr. Koziar’s expense reimbursements.  The Managers Fund is a zero-balance account and is funded from the DPL General Account.

               The Company’s Accounting Supervisor raised concern with the method of expense reimbursement for Mr. Forster and Ms. Muhlenkamp because she does not feel that she has sufficient information to determine how these expenses should be recorded for purposes of DPL’s tax deductions.  Specifically, the form previously received by the Accounting Supervisor did not indicate whether 50% or 100% of the travel and meal expenses should be deducted, which may have prevented her from accurately deducting the proper amount of the business expense.

               According to Ernst &Young LLP, the Company’s internal auditors, the DPL Audit Committee made a standing request to annually audit the officers’ and directors’ expense reimbursement, but E&Y said that the Audit Committee did not set the scope of the audit.  The scope of the internal audit generally has been set by the Company’s CFO.

               In January 2003, E&Y conducted an internal audit of the Officer and Director Expense Reporting Processes for the year 2002.  According to the E&Y report, the scope of the audit included reviewing compliance with the applicable travel and expense policy, reviewing whether cash advances were provided, reviewing reports for proper approval and authorization of the reimbursement, and a general review of sufficient documentation for tax reporting.  The scope expressly did not include a review of compliance with IRS tax reporting.  The E&Y report stated that there was no documented policy related to the officer and director expense reporting process, which created inconsistent processes and lack of documentation for exceptions.  E&Y further noted that the lack of clear policies exposed the Company to IRS penalties for non-compliance with tax regulations.  E&Y specifically recommended that the Company develop a “comprehensive expense policy for executive expense reimbursement, including requiring detailed purposes and reasons for exceptions to the existing corporate policy allowed for Officers and Directors.”  The report also noted that several reimbursements were “made without appropriate support (e.g. receipts)” and it was recommended that “all original receipts” be required for reimbursement.  Finally, E&Y reported errors in identifying certain expenses as 100% deductible when those expenses were only 50% deductible.  (See DPL 000411-000424).

               In September 2003, the Company implemented a new procedure for expense reimbursement incorporating some but not all of E&Y’s recommendations. The Officer & Director Travel and Business Expense Reimbursement Policy (“2003 Policy”) provides that the Company will reimburse officers and directors for “all reasonable out-of-pocket expenses properly incurred in connection with the performance of their duties.”  Expenses are to be categorized, “segregating tax-deductible expenses from non-tax deductible expenses.”  The form clearly separates which meals and expenses are 50% deductible and which are 100% deductible.  The form also requires the officer or director to state the business purpose of the expense.  The policy does not require original receipts, as recommended by E&Y.  Rather, the policy requires: “Receipts and/or other documentation indicating the nature of the expense, the amount and the date of occurrence shall be submitted with reports.” (See DPL 000578-000585).

               In January 2004, E&Y conducted an internal audit of the officers’ and directors’ expense reimbursement for 2003.  According to the December 3, 2003 Letter of Understanding signed by Ms. Muhlenkamp, the scope of the 2003 Officer and Director Expense Reporting internal audit was to: (1) perform detailed testing, including review of supporting documentation, of individual officer and director expense reimbursements and to determine if appropriate review and approval was obtained from the proper sources; (2) review Officer and Director expense reimbursements to observe that cash advances, if provided, were accounted for; (3) observe that corporate credit cards were not used for personal expenses; and (4) review to determine if applicable federal income tax reporting was followed.  E&Y described the scope of the audit generally to determine whether the expense reimbursement complied with the 2003 Policy, including the approval and accuracy of the amounts reported and the level of detail submitted.  E&Y further stated that Ms. Muhlenkamp eliminated from E&Y’s proposed scope an audit of personal airplane use, tax reporting, financial statement reporting aspects and best practices for expense reporting.  Ms. Muhlenkamp told E&Y that she did not feel that an audit for these aspects was necessary and wanted to focus on making sure that the reimbursements complied with the existing procedure.

               According to E&Y, Ms. Muhlenkamp generally acts as the liaison to the Company for the internal auditors.  During the January 2004 internal audit for travel and expenses, E&Y was having difficulties obtaining the necessary responses from management in a timely manner.  Therefore, Ms. Muhlenkamp appointed Mr. Thobe as the point person and instructed E&Y to direct their questions to Mr. Thobe, so that Mr. Thobe could follow up and ensure that E&Y obtained the necessary information.  This is consistent with Ms. Muhlenkamp’s recollection.

               The 2003 Officer and Director Expense Reporting internal audit has been completed and drafts of the audit report have been submitted to Ms. Muhlenkamp for review, inclusion of management’s responses and approval.  The Company has not provided E&Y with management’s responses and the draft report is subject to change.  E&Y stated that this is consistent with the general process of providing a draft of all internal audit reports to management for response and approval.  Once obtained, E&Y will present the report directly to the Audit Committee.

               The draft report, dated February 6, 2004, notes that while the 2003 Policy was an improvement to the control structure, the policy was vague in explaining the requirements of expense reimbursements.  E&Y further noted instances where expenses had little or no documentation regarding the nature or purpose of the expense.  Further, for the period from September 3, 2003 to December 31, 2003, when the 2003 Policy was in effect, E&Y found that approximately $66,000 of the $138,000 of total reimbursements lacked supporting documentation other than a credit card receipt or cancelled check, which is described as inadequate.  E&Y makes various recommendations regarding process improvements, including standardizing and formally documenting the reimbursement process, enhancing the 2003 Policy to make its requirements clear, obtaining Board approval for the policy, and following the IRS guidelines for fully explaining the business purposes of the expense.

               Analysis

IRC Section 274 requires substantiation for any travel expenses for which a deduction or credit is claimed under Sections 162 or 212 as follows:

adequate records or by sufficient evidence corroborating the taxpayer’s own statement (A) the amount of such expense or other item, (B) the time and place of the travel, entertainment, amusement, recreation, or use of the facility or property, or the date and description of the gift, (C) the business purpose of the expense or other item, and (D) the business relationship to the taxpayer of persons entertained, using the facility or property, or receiving the gift.

In addition, only 50% of meal and entertainment expenses is allowed as a deduction.

               A.          Expense Reimbursements

               D&T performed a review of the employee expense reports for Ms. Muhlenkamp and Mr. Forster for the years 2001 through 2003.  The D&T memorandum details the relevant documents and describes any issues regarding the expenses.  For expenses prior to September 3, 2003, D&T applied the Employee Expense and Travel Policy (“EE&T Policy”) for general employees and assumed that this policy would apply to the officers and directors as there was no separate policy at the time.  The EE&T Policy required receipts to be provided with the expense reimbursement form.  However, it appears that as a general practice, the officer and director expense reimbursements were processed on an informal basis in accordance with the procedures later formalized in the 2003 Policy.

               D&T’s review and analysis indicates approximately $355,000 of reimbursements for Mr. Forster and Ms. Muhlenkamp that do not have supporting documentation or detail other than a credit card statement.  The amounts are $132,500 for Mr. Forster and $222,750 for Ms. Muhlenkamp.  During their interviews, both of these individuals stated that all such charges are legitimate business expenses and were supported in accordance with then existing Company customary practice.  We have received no evidence to either support or rebut their claims that the charges were legitimate business expenses.  However, some of the descriptions of the business purposes of the expenses do not adequately provide information necessary to substantiate the business expenses, such as a description of “Lodging,” “Investment,” and “Corporate.”  Upon request, Ms. Muhlenkamp has provided a more detailed description for some of these expenses.  Apart from the lack of detailed documentation, there is no evidence to suggest that these charges were not business expenses.  D&T’s analysis also indicates that meal and entertainment expenses were not broken out by tax deductibility until after the 2003 Policy went into effect.

               The Company’s Accounting Supervisor, who processes the reimbursements from the Managers Fund for IRS purposes, stated that she automatically applied the 100% deduction to out-of-town activities even though she often did not have the documentation needed to make such determination. The Company’s Accounting Supervisor acknowledged that she did not request the information, stating that it was “implied” that questions should not be raised with management.  According to the Company’s Manager of Tax, the IRS is currently starting its tri-annual audit of the Company for the years 1999 though 2001, and is extending its audit to 2002.  Any compliance issues with the IRS regulations presumably will be addressed during this audit.  On a going-forward basis, it should be confirmed that the reimbursement forms used under the 2003 Policy contain the information required to properly apportion the 50%/100% for meals and entertainment expenses and that expenses are substantiated in accordance with IRC Section 274 if the Company claims deductions.

               B.          Personal Use of Corporate Aircraft

               The travel costs identified in the Thobe memorandum do not include the use of corporate aircraft for business purposes.  D&T performed an analysis of the reported personal usage of corporate aircraft for Messrs. Koziar and Forster and Ms. Muhlenkamp for the years 2001 through 2003.  D&T analyzed (i) undeclared guest passengers on flight legs declared as personal; (ii) undeclared guest passengers on flight legs declared as business; and (iii) flights declared as business with no other corresponding business expenses noted on the respective individual’s expense reimbursement form during the applicable period.  D&T’s analysis and findings are contained in Appendix II.  Based upon D&T’s procedures and the information/documentation provided to D&T, the potential under-reported taxable income to Messrs. Forster and Koziar and Ms. Muhlenkamp for the period 2001 through 2003 is approximately $335,000 ($181,000 for Mr. Forster; $35,600 for Mr. Koziar; and $118,300 for Ms. Muhlenkamp).

               We have not determined whether there were sufficient business reasons for the trips or for the presence of the guests during the trips.  We do not have information to either support or rebut the claim that such trips and/or guests were for a valid business purpose.  D&T could not identify the existence of any independent verification performed by Company personnel to ensure the individuals who utilize corporate aircraft  have accurately reported their personal usage.  We recommend the Company implement a routine audit procedure to ensure compliance with the Company’s policies related to the personal use of its corporate aircraft and reevaluate the amounts of possible under-reported taxable income of Messrs. Forster and Koziar and Ms. Muhlenkamp.

               C.          Managers Fund

               Finally, with regard to the use of a separate fund to reimburse the expenses, the mere fact that the Managers Fund is confidential does not suggest any impropriety, and may certainly be appropriate for legitimate business purposes.  However, it seems appropriate that processes and procedures be in place to ensure that necessary information for IRS purposes is available to those employees who process reimbursements.

VIII.       Deferred Compensation Plan Amendments and Distributions

               On or about December 30, 2003, approximately $33 million in cash was distributed to Messrs. Forster and Koziar and Ms. Muhlenkamp pursuant to certain of the Company’s executive deferred compensation plans.  These funds consisted of prior deferrals by these executives of various compensation awards received by them in 2003 and earlier years and of benefits under a supplemental executive retirement plan.  The distributions were the result of amendments to these plans that came about earlier in December 2003.  The amendments had the effect of accelerating payments that, in general, otherwise would have occurred after retirement. Approximately $23.7 million of the distributions was not tax-deductible by the Company pursuant to Section 162(m) of the Internal Revenue Code.20  The Company’s inability to deduct the distributions to Mr. Koziar and Ms. Muhlenkamp resulted in a reduction in after-tax income for 2003 of approximately $9.5 million.

               Mr. Thobe suggests that “there appears to have been a failure to perform an adequate financial analysis of the reporting and tax ramifications related to this plan modification.”  His memorandum also claims that “the way this decision was made…could give someone the impression that the desires to receive penalty-free deferred compensation distributions while still active employees, may breach the fiduciary obligation to the shareholders, resulting in unnecessary, significant additional Company taxes.”

               At the request of the Audit Committee on April 10, 2004, TS&H, with the assistance of D&T, began a review of the historical accrual of deferred compensation for Messrs. Forster and Koziar and Ms. Muhlenkamp since 1998.  We were requested to evaluate:  (1) the amount of salary, bonus, incentive compensation and other benefits (the “compensation”) that was awarded and deferred; (2) the authorization of the

[20] Under Section 162(m) of the Internal Revenue Code, unless certain conditions are met, a publicly held corporation may not deduct compensation paid to a “covered employee” to the extent that the compensation exceeds $1,000,000 in a fiscal year.  After an employee retires, he or she is no longer subject to Section 162(m).  Section 162(m) does not apply to amounts paid to independent contractors who are not deemed to be employees pursuant to the Internal Revenue Code.

compensation by the Compensation Committee; (3) the Company’s accounting for the compensation awards; and (4) related disclosures in the Company’s public filings.  Ms. Muhlenkamp, with the assistance of Messrs. Forster and Koziar and their personal attorneys from Dewey Pegno & Kramarsky LLP (“DPK”), compiled spreadsheets showing the amount and source of the deferred compensation (the “deferral charts”).21 We were provided with documentation showing the authorization and the accounting for the awards and spoke with Messrs. Forster and Koziar, Ms. Muhlenkamp and their attorneys at the Company’s offices on April 15, 2004.  Extensive documentation has been received (as much as 3,000 additional pages were received on April 21, 2004).

               Although sometimes incomplete, some documentation has been provided relating to the Compensation Committee’s action or state of knowledge relating to each of the compensation awards.  Most but not all awards have now been tied to the Company’s journal entries based on documentation recently supplied by the Company.  Generally, the related disclosures of compensation awards are presented in the Company’s proxy statements, although in some instances the disclosure is incomplete.  We suggest that the Company focus its attention now on complete disclosure in the current (2004) proxy which will cover the years 2001, 2002 and 2003.  Specific suggestions are noted in the “Analysis” subsection of this Section VIII and in other sections of this Report.  A detailed review of the documentation provided in support of each compensation award listed on the deferral charts and observations on past proxy statement disclosure are included in the D&T summary of the account roll forward analysis included as part of Appendix II to this Report.

               1.          Summary of the Plans

               The Company maintains a Key Employee Deferred Compensation Plan (the “DCP”) and a 1991 Amended Directors’ Deferred Compensation Plan (the “Directors DCP” and collectively with the DCP, the “Deferred Compensation Plans”) for certain senior executives, directors and other key employees.  (See DPL 017577-017600, 002575-002599).  The Deferred Compensation Plans generally permit participants to defer all or a portion of their cash compensation earned in a particular year.  The election to defer must be made at the beginning of the year for compensation to be earned in that year.  Deferred compensation is credited to a participant’s standard deferral account (“SDA”), which is maintained by the Company and held in a “rabbi” trust, the assets of which are subject to the claims of the Company’s creditors in certain situations.  SDA account balances accrue earnings based on the investment options selected by the participant.  Except in the case of hardship, SDA account balances generally are paid following the termination of the participant’s employment with the Company, in a lump sum or over time as determined by the participant’s deferral election form.  Prior to the

[21] In certain instances, a share price of $19 was assumed to calculate the dollar amounts shown in the deferral chart as the some of the documentation available at the time the deferral charts were created showed SIU numbers without a corresponding price.  The chart was not updated after additional documentation was found on the relevant share or SIU prices.

December 2003 amendments, there was no cap on participants’ SDA account balances, and in-service distributions were generally not allowed without a 10% penalty.

               The Company also has maintained a Management Stock Incentive Plan (the “MSIP” and together with the Deferred Compensation Plans, the “Plans”) for key employees of the Company as determined by the Compensation Committee.22 (See DPL 017541-017558).  Under the MSIP, the Committee has the authority to grant Stock Incentive Units (“SIUs”) to MSIP participants, with each SIU representing one share of DPL common stock.  SIUs were earned based on the achievement of performance criteria set by the Compensation Committee, and vested over time (subject to acceleration of earning and vesting on the occurrence of certain events or at the discretion of the CEO or the Compensation Committee).  Earned SIUs were credited to a participant’s account under the MSIP and accrued dividends like DPL common stock.  Earned and vested SIUs are generally paid in DPL common stock following the termination of the participant’s employment with the Company, in a lump sum or over time as determined by the participant’s deferral election form.

               Additionally, the Company maintained a Supplemental Executive Retirement Plan (the “SERP”).  However, benefits payable were terminated effective as of January 1, 2000 for certain participants, including Mr. Koziar and Ms. Muhlenkamp, and the present value of each of their accrued benefits under the SERP was credited to the individual’s SDA.  Mr. Forster had ceased to accrue benefits under the SERP when he retired on December 31, 1996, since the SERP provides that only employees can participate in the SERP.  On June 24, 2003, the Compensation Committee reinstated the SERP effective as of each person’s entry date (June 1, 1974 for Mr. Forster, August 1, 1969 for Mr. Koziar and July 1, 1991 for Ms. Muhlenkamp).  The present value of each person’s accrued benefit under the SERP then was determined through April 30, 2003, offset in each case by qualified plan benefits and the previously determined accrued benefits that had been credited to the SDAs.  Pursuant to this calculation, the present value of the annual SERP benefits was actuarially determined as of April 30, 2003 to be $4.9 million for Mr. Forster, $1.9 million for Mr. Koziar and $3.4 million for Ms. Muhlenkamp.  These present value amounts then were transferred to each person’s SDA.

               Each Plan states that the Compensation Committee has the authority to amend, modify or terminate the Plan, subject to legal requirements concerning non-impairment of the existing rights of participants without such participants’ consent. The foregoing is intended only as a general summary of the Plans, and not as an exhaustive review of their terms.

[22] According to the Company’s 2000 proxy statement, which sought shareholder approval of the Company’s new Stock Option Plan, the granting of awards under the MSIP was being discontinued.  New awards would be made under the Stock Option Plan.  The proxy statement stated that SIUs that had been earned under the MSIP would “remain locked up for a five-year period.”

               2.          Adoption of 2003 Plan Amendments

               The Plans were amended in December 2003.  The amendment referenced in Mr. Thobe’s memorandum is found in the DCP and provides in general that, if as of December 2, 2003 (or, if later, the effective date of the amendment as to a particular participant) “the amount then credited to [a participant’s SDA] (other than amounts then deemed invested in shares of DPL Inc. Common Stock) is in excess of $500,000, the Company shall pay to [the participant] in cash” all but $250,000 of the amounts in the participant’s SDA (excluding amounts deemed invested in DPL Inc. Common Stock).  Additionally, the DCP amendment provides for a distribution of all but $450,000 in a participant’s SDA on December 31 of each year beginning in 2004, if the SDA exceeds $500,000.23

               In addition to the above amendments, a change to the MSIP appears to have been made as the result of letters dated December 18, 2003 addressed to seven DCP and MSIP participants over the signature of Jane G. Haley, Chair of the DPL Compensation Committee.  (See DPL 003157-94).  These letters (the “consent letters”) provide in relevant part:

               If your SIUs exceed at any time your obligation to hold DPL Inc. shares under the Executive Management Share Ownership Guidelines, you may request that the CEO of the Company, and the Compensation Committee has authorized the CEO to, in his sole and absolute discretion, convert to cash and transfer to your Standard Deferral Account an amount equal to the value of such excess SIUs.[24]

               The December Plan amendments and the December 18 letters form the basis for the distributions of cash to Mr. Forster, Mr. Koziar and Ms. Muhlenkamp at the end of December 2003.  The following summarizes the results of our review of the consideration and approval of these documents (collectively, the “Plan amendments”).

               An early record of the consideration of these changes comes from Mr. Broock of the Chernesky firm who assisted in preparing the Plan amendments and the consent letters.  Mr. Broock stated that he had a general discussion with Mr. Koziar prior to the December 2, 2003 Compensation Committee meeting regarding proposed amendments to the Plans.  A review of the Chernesky firm’s invoices from November and December 2003 indicates that Mr. Broock spent time on compensation plan issues in November 2003.  (See DPL 016980-016985).

               Certain Plan amendments appear to have been addressed generally by the Compensation Committee at its meeting on December 2, 2003.  According to the minutes

[23] The Directors DCP was also amended to provide for similar distributions beginning December 31, 2004.

[24] The letter to Mr. Koziar provides that he may request that the Compensation Committee, rather than the CEO, consider such a conversion and transfer of his excess SIUs. (See DPL 003163-64).

of the meeting, Ernie Green, James F. Dicke, II and Mrs. Haley were present as Committee members, and Paul R. Bishop and Messrs. Koziar and Forster were present as “Non-Committee Directors.” 25  (See DPL 008443).  The minutes indicate that “Mr. Forster and Mr. Koziar discussed the present status of the Company’s Deferred Compensation Plans and recommended that limitations be placed upon the amount of compensation that may be deferred by officers and directors and that amounts in excess of those limitations be paid out to participants who consented to the proposed modifications.”  According to the minutes, “[t]he Committee then discussed the benefits to the Company resulting from these modifications as well as their impact on participants.”  The minutes state that the Committee then approved the amendments “generally in line with Mr. Forster and Mr. Koziar’s December 2, 2003 letter to the Committee,” and requested that the Committee Chair, Mrs. Haley, meet with outside counsel to review the Plan descriptions and waiver and consent documents required from Plan participants.  The minutes were signed by Arthur Meyer, the Company’s Secretary, although he was not present at the meeting.26

               No other Compensation Committee minutes or Board of Directors minutes during the relevant period make reference to the amendment of executive compensation plans.  The agenda for the December 2 Board meeting contains no reference to the subject, and there does not appear to have been an agenda for the December 2 Compensation Committee meeting.  No financial or tax analysis of the contemplated distributions was presented to the Compensation Committee.  The letter dated December 2 to the Committee from Messrs. Forster and Koziar, which is referenced in the minutes, and the December 18 consent letters, which were apparently mailed to Committee members on December 19, form the primary basis for the disbursements.

               The December 2 letter from Messrs. Forster and Koziar, referenced in the Committee minutes, states that the Company is implementing “lessons learned” from the shareholder litigation and “the documents and data we were forced to supply.”  (See DPL 016649).  It recommends a cap of $500,000 on the amount of deferred compensation of any active director or officer, with participants having “180 days to elect the appropriate withdrawal.”  According to the letter, “[t]his eliminates the responsibility on the part of the Company to oversee larger parts of the personal wealth of the individuals which the Company currently has in a trust.”  The letter alludes to the Company’s Share Ownership Guidelines,27 and refers to certain changes to the MSIP, but does not describe the opportunity for MSIP participants to convert “excess” SIUs into cash.  Finally, the letter says that the amendments will “ease the interpretation and application of these plans on

[25] Mr. Hillenbrand, also a member of the Compensation Committee, was not present at this meeting.

26 Mr. Meyer indicated that, in accordance with the Company’s usual procedure, Mr. Koziar drafted these minutes and Mr. Meyer signed them on February 4, 2004 after being told they were approved by the Compensation Committee.

[27] The Company currently has in place Executive Management Share Ownership Guidelines for DPL share ownership by members of management.  (See DPL 000752).  These guidelines are based on a multiple of an executive’s base salary.  For example, the CEO is encouraged to own five times his base salary in DPL common stock.

the part of the Committee and management.”  Messrs. Forster and Koziar have both said that they believe that they delivered their December 2 letter to the Compensation Committee, although none of the Compensation Committee members had a copy of the letter in their files or recalled having seen it.  Mr. Koziar said that the Committee was not informed (nor did he know) at the December 2 meeting of the various account balances or the potential size of the distributions.  Mr. Forster also said that the Committee was not informed at the December 2 meeting about the amounts of any distributions or any tax consequences resulting from any distributions.

               Mr. Koziar indicated that Plan amendments were adopted by the Compensation Committee because the Committee believed that too much of senior executives’ wealth was tied to the Company under the current arrangement.  Mr. Koziar also referenced the administrative burden and the effect on the Company of maintaining and administering this level of assets, including “mark to market” issues.  Mr. Forster stated that during the shareholder litigation, information regarding the participants’ holdings under the Plans was required to be disclosed, and some at the Company were concerned that this invaded the privacy of certain officers and directors.  Mr. Koziar and Mr. Forster stated in their initial interviews that Section 162(m)’s applicability to the Plan amendments was raised and discussed at the December 2 meeting.  At a subsequent interview, Mr. Koziar recalled that he learned of the Section 162(m) issue in early December after the Committee meeting, and that the issue was not discussed at the Committee meeting.  Based on interviews with Committee members, this seems accurate.  Mr. Forster, in his subsequent interview, also said that Section 162(m) and tax consequences of the distributions were not discussed at the December 2 meeting.

               Mr. Caspar of the Chernesky firm indicated that he initially raised Section 162(m)’s application to the Plan amendments by telephone with Mr. Koziar on December 3, the day after the Committee meeting.  Thereafter, members of the Chernesky firm researched the Section 162(m) issue, and discussed it internally and with Mr. Koziar.  Messrs. Broock and Caspar do not recall discussing the Section 162(m) issue with anyone associated with the Company other than Mr. Koziar until January 2004.  According to Mr. Caspar, Section 162(m) was obviously applicable to the distributions resulting from the Plan amendments; thus, his firm’s focus was on attempting to ameliorate its effect, rather than avoiding it altogether.  The Chernesky firm appears not to have provided anything in writing to the Company on this subject until January 2004, at which time a written memorandum dated January 23, 2004 was forwarded to Ms. Muhlenkamp.  The request for this was apparently made in connection with the Company’s discussions with KPMG regarding the proper accounting treatment for the distributions.  Mr. Forster said that it was at about this time that he became aware of the Section 162(m) issue.

               We interviewed Mrs. Haley and Mr. Green personally and Mr. Dicke by telephone regarding the December 2 Compensation Committee meeting.  They all generally recalled a discussion of the concern that executives’ wealth was overly tied to the Company.  They also all generally recalled that amendments to the Plans were supposed to deal with this.  Mrs. Haley and Mr. Green recalled the discussion of the amendments lasting perhaps 10 or 15 minutes.  None remembered a discussion of a conversion of SIUs into cash to be followed by a distribution of funds to participants, or a discussion of any adverse tax consequences to the Company from the amendments or of the total amount of the proposed distribution.  None remembered receiving a copy of the December 2 letter from Messrs. Forster and Koziar.

               Between December 2 and December 18, the Chernesky firm exchanged drafts of the Plan amendments and the December 18 consent letter with Mr. Koziar and Mr. Forster.  Mr. Koziar proposed certain changes to the documents during this time, which included the addition of language (quoted above) allowing for conversion of excess SIUs into cash.  (See DPL 011440-44).  Mr. Caspar’s December 10 correspondence to Mr. Koziar indicates that the DCP amendment had been revised, in accordance with their discussion, so that the $500,000 cap on SDAs only applied to “participants who are employed, or have a contractual consulting arrangement with, the Company as of December 2, 2003, or thereafter.”  (See DPL 011514-15).  With this change, the only participants who were eligible to receive distributions in December 2003 were Mr. Forster, Mr. Koziar and Ms. Muhlenkamp.  Finally, in an e-mail on December 16 to Mr. Forster, Mr. Caspar states that he has amended the consent letters to give “the CEO the power to approve payment of SIUs in cash and not shares (instead of having to go to the Compensation Committee) for everyone but the CEO.”  (See DPL 011660).

               On December 18, after drafts were finalized, Mr. Forster and Mr. Caspar met with Mrs. Haley at her office to discuss the consent letters pursuant to authority granted to her as reflected in the Compensation Committee minutes of the December 2, 2003 meeting.  Mr. Caspar said he attended the meeting at Mr. Forster’s request.  Mr. Caspar and Mrs. Haley each described the meeting as lasting approximately five minutes.  Mr. Forster recalls the meeting lasting about one hour.  At the meeting Mr. Caspar reviewed the consent letters with Mrs. Haley.  Messrs. Forster and Caspar and Mrs. Haley all stated that tax implications of the contemplated distributions were not discussed at this meeting.  Mrs. Haley signed the consent letters and the meeting ended.

               The consent letters describe the plan amendments as implemented, including the DCP changes imposing the $500,000 cap on account levels described above.  The letters note that “[t]he Company has instituted this change since it no longer desires to assume responsibility for the investment of a substantial portion of each participant’s retirement funds.”  The consent letters also state that the participant’s consent to the DCP amendment is required by March 1, 2004 and that, without such consent, the amendment will not be effective as to such participant.  When interviewed, Mr. Caspar explained that he viewed the Plan amendments as adversely affecting participants with account balances in excess of $500,000; thus, their consent to the Plan amendments was required.  Although Mr. Forster, Mr. Koziar and Ms. Muhlenkamp were the only three individuals who would be immediately affected by the amendment (as they were the only current employees or contractual consultants with SDA balances in excess of $500,000), letters to a total of seven participants were prepared, and signed by Mrs. Haley.  According to Mr. Caspar, Mr. Koziar initially desired to have the other four participants be provided consent letters as well.

               The consent letters initially provided to TS&H were unsigned by the participants except Mr. Koziar.  Subsequently, on April 1, 2004, Mr. Koziar provided us with copies of the consent letters signed by Mr. Forster, Mr. Koziar and Ms. Muhlenkamp.  (See DPL 017627-017632).  In our interviews with other participants to whom consent letters were addressed, none of those questioned remembered receiving the letters.  Mr. Koziar confirmed that these letters were not sent because the consent of these participants was not necessary in his view.

               On December 19, Mrs. Haley authorized a letter to be sent to the other Compensation Committee members indicating that, after a discussion with Mr. Caspar and a review of the proposed consent letters, “we felt it reflects our discussion and decision.”  (See DPL 003153).  The letter goes on to thank the Committee members for their “help in addressing this matter which I believe will result in benefits to the Company, reduce potential liability, and make for a smoother and less complicated administration of these plans.”  The letter encloses the consent letters signed by Mrs. Haley as Chair of the Compensation Committee.  Earlier on December 19, a draft of this letter was provided to Mrs. Haley by Beth Garrett, Assistant to the CEO at DPL.  The transmittal e-mail from Ms. Garrett indicated that Mr. Forster “has already reviewed” the draft letter.  Mrs. Haley replied by e-mail later that day with some minor changes to the letter and authorized Ms. Garrett to “send the letter on my behalf.”  (See DPL 003154-003155).

               On December 30, Ms. Muhlenkamp sent a letter to Eileen Ortega at Bank of America authorizing Ms. Ortega to make distributions from the “Officers Standard Deferred Master Trust” account in amounts totaling approximately $33 million to Mr. Forster, Mr. Koziar and Ms. Muhlenkamp.  (See DPL 019079).  These funds consisted of prior deferrals by these executives of various compensation awards received by them in 2003 and earlier years, and of benefits under a supplemental executive retirement plan.  The pre-tax distributions to each individual were as follows: Mr. Forster -- $7,100,788.95; Mr. Koziar -- $9,678,950.70; Ms. Muhlenkamp -- $16,310,543.56.  (See DPL 019082-019093).  These amounts included the proceeds from SIUs that had been converted to cash and transferred to the SDAs and other amounts in or transferred to the SDAs.28  The distributions were made without application of a 10% penalty.

               We have not been provided with any written form of approval of the SIU conversions by the CEO or (in Mr. Koziar’s case) the Compensation Committee as required by the consent letters.  Mr. Koziar believes that the Compensation Committee understood and desired that all senior executives would have the opportunity to reduce their SIU holdings to the minimum required by the Company’s Share Ownership Guidelines.  Accordingly, Mr. Koziar believes that there is no doubt about his or the Compensation Committee’s  approval of the SIU conversions.

[28] Each individual converted all SIUs above the amount suggested to be held by the Executive Management Share Ownership Guidelines into cash, except Mr. Forster, who did not convert 912,519 SIUs.  D&T has analyzed this disbursement of funds

               On February 2, 2004 the Company’s Audit Committee received a report from KPMG that included a general discussion of Section 162(m)’s application to the Company’s 2003 executive compensation.  The report did not quantify the amount of the distributions at issue or Section 162(m)’s impact in dollars to the Company as a result of these distributions.  (See DPL 000040-000049).

               Form 4s showing changes in beneficial ownership should have been filed by Mr. Forster, Mr. Koziar and Ms. Muhlenkamp with the SEC within 48 hours of the conversion of SIUs in late December.  When Mr. Koziar learned of this requirement in January, he contacted Mr. Watts of the Chernesky firm to discuss how to rectify this oversight.  On February 6, 2004, Mr. Koziar, Mr. Forster and Ms. Muhlenkamp each made a Form 5 filing with the SEC, which provided public notice of the conversion of their SIUs to cash.  On February 10, 2004, the Dayton Daily News published an article relating to these transactions.  Mr. Green and Mrs. Haley said they first learned of the amount of the December 2003 distributions to Mr. Koziar, Mr. Forster and Ms. Muhlenkamp by reading this newspaper article.

               3.          Analysis

               The scope of action taken by the Compensation Committee on December 2, 2003 is not entirely clear from either the meeting minutes or from interviews with attendees, although all parties confirm that the Committee gave management authority to prepare amendments that would reduce the Company’s potential responsibility for deferred amounts and management’s exposure to the Company and its stock price.  A financial analysis was not made or given to the Committee prior to its action on December 2 or after that date as to the size of the distributions, the opportunity to convert SIUs into cash and then to receive cash as a distribution, or the tax implications for the Company of permitting the accelerated distribution of deferred compensation.  The December 18 consent letters, which were sent to Compensation Committee members on December 19, generally describe the Plan amendments and indicate that, except in Mr. Koziar’s case, the CEO is authorized to grant a conversion of SIUs into cash.  Therefore, the Committee members did receive a description of the proposed SIU conversion prior to the distributions, although still without benefit of quantification or financial or tax analysis.  No formal action has been taken by the Compensation Committee to revisit the Plan amendments to our knowledge and the minutes of the December 2, 2003 meeting apparently were approved by the Compensation Committee at its meeting in February, 2004.

               Senior management has suggested there should not be an adverse financial consequence for book purposes as the result of the distributions.  According to Ms. Muhlenkamp, the deferred compensation in the subject plans had been expensed for book purposes when earned by each participant.  Investment earnings in the account were expensed annually as well.  She did not address the fact that in the fiscal 2003 financial statements prior year entries in the Company’s deferred tax account were reversed as a result of the deferred compensation payments and that, in her case and that of Mr. Koziar, this resulted in an increase of the Company’s total tax expense, reducing after-tax book income by approximately $9.5 million.  Ms. Muhlenkamp also suggested that there was no effect on the Company’s balance sheet as the result of offsetting entries to assets and liabilities (each reduced).  However, this does not take into account the effect of the reduction of the Company’s deferred tax account current balance.

               Management has stated that tax considerations were not the motivation for proposing the amendments, and it is clear those considerations were not part of the evaluation and consideration.  In management’s view, the primary tax cost to the Company could be viewed as the present value of the lost future deduction for future distributions that would have been made in accordance with the Plans, generally after retirement or termination of employment.  Based on participant elections, deductible payments might have been made after retirement/termination either in a lump sum or annual installments over time (e.g., 10 to 15 years) commencing after termination/retirement.  No study of the value of this lost future tax benefit has to date been made and any such valuation would be difficult to accomplish, as it is subject to a substantial number of assumptions.  The point being made by management is that, if no early distributions had been made, the Company would not have had a tax deduction for these amounts in 2003.  Any deduction would have occurred at some point in the future when benefits were paid out after retirement/termination of employment, at which point Section 162(m) would not apply, and the value of this lost tax benefit would be difficult, if not impossible, to determine.  The extent of any future benefit to the Company from capping future deferrals at $250,000 would appropriately be part of any comprehensive tax analysis as well.

               The ultimate tax cost to the Company of the plan amendments may be difficult to fully quantify.  Nevertheless, it would have been preferable to perform a financial analysis to the extent possible of the tax and book impact of the amendments before formalizing the amendments and proceeding with the distributions.  This, in our view, raises process issues that should be addressed by the Compensation and Audit Committees.

               There are separate issues regarding the appropriate disclosure of the Plan amendments in the Company’s SEC filings that we believe should be considered.  In our view, the Company’s 2004 proxy statement should include a narrative disclosure of the conversion of SIUs, the reinstatement of the SERP and the resulting credits to the SDAs, and the distribution of cash from deferred compensation accounts.  Item 404(a) of Regulation S-K generally requires disclosure of material transactions between the registrant and members of management that have occurred since the beginning of the prior fiscal year.  The effect of the Plan amendments and the reinstatement of the SERP was to provide significant early distributions of cash for Messrs. Forster and Koziar and Ms. Muhlenkamp.  These distributions and the enabling amendments differ from the prior disclosures regarding the Plans made by the Company in prior proxy statements, which generally indicated that payments of MSIP and the Deferred Compensation Plans were deferred until retirement and the SERP had been terminated.  The Company also should carefully review its discussion of the effect of Section 162(m) in the proxy statement’s Compensation Committee report for 2003.

               The Compensation Committee’s “reinstatement” of the Company’s SERP which led to the calculation and payment of approximately $11 million in benefits to senior management should be documented by plan amendments (which to our knowledge have not been prepared) if the payments are to be disclosed as plan payments in the proxy, or they should be disclosed in the proxy statement effectively as management bonuses that were calculated according to a historic formula contained in the previously terminated plan.  The “reinstatement” is a departure from prior disclosure in the 2000-2003 proxy statements that the SERP was terminated and that Mr. Forster was not eligible to accrue any SERP benefits after his retirement in 1996.

               We also believe that the amended Plans and the consent letters should be attached as exhibits to the Company’s 10-K.  If the SERP is continued, the plan document should be re-filed as an exhibit to the 10-K as well.  Item 601(b)(10)(iii)(A) generally requires the filing of any management contract, compensatory plan or arrangement in which any director or executive officer of the registrant named on the Summary Compensation Table participates.  The new arrangements with Mr. Forster, Mr. Koziar and Ms. Muhlenkamp fall within this disclosure requirement.

IX.          Peter H. Forster as an Independent Contractor – Section 162(m) Exclusion

               Mr. Thobe states that the Company has elected to treat Mr. Forster as an independent contractor rather than an employee in “an attempt to minimize the potential tax impact from the modification in the deferred compensation plan.”  He asserts that “the actual belief of many employees is that Mr. Forster is still firmly in charge of the Company even after his retirement.”  Mr. Thobe notes that Mr. Forster “receives all fringe benefits that management receives [and] he files for expense reimbursement similar to Ms. Muhlenkamp and Mr. Koziar” and that Mr. Forster has been listed on the Summary Compensation Table in the annual proxy statements of the Company.

               The Company has consistently treated Mr. Forster as an independent contractor since he retired as Chief Executive Officer on December 31, 1996, long before the recent modifications to the Deferred Compensation Plans.  In September 1996, Mr. Forster began discussions with both the Company’s Compensation Committee and Mr. Caspar of the Chernesky firm regarding his retirement as CEO of the Company.  In a September 5, 1996 letter, Mr. Caspar indicated that despite Mr. Forster’s retirement, his compensation should continue to be disclosed in the Company’s proxy statements because “we would anticipate that you will continue to have a significant policy making function in your new role.”  (See DPL 001165-001169).  While Mr. Caspar’s letter also contained alternative proxy disclosures if Mr. Forster was determined not to have such a “policy making function,” Mr. Forster has been listed on the Summary Compensation Table in each proxy statement since his retirement. (See DPL 011086-011103,  DPL 011104-011122, DPL 011123-011150, DPL 011151-011176, DPL 011177-011199 and DPL 011200-011230).  In a letter to the Compensation Committee on September 23, 1997, Mr. Forster described his succession planning and stated that he would continue to be listed on the Summary Compensation Table going forward “rather than play it close to the vest.”  (See

DPL 001087-001089).  In a letter from Mr. Caspar to Mr. Forster on November 20, 1996, Mr. Caspar stressed that any future SIU awards to Mr. Forster would have to be made under the Directors’ Deferred Stock Compensation Plan, instead of the Management Stock Incentive Program, as the latter was for “employees.”  (See DPL 002984-002985).

               On December 3, 1996, the Compensation Committee and the Executive Committee approved Mr. Forster’s transition arrangement, set to begin January 1, 1997, as a “non-employee Chairman of the Board of the Company, DP&L and MVE, Inc.” and resolved that any SIU award to Mr. Forster would be made under the Directors’ Deferred Stock Compensation Plan.  Similar resolutions were approved at a combined DPL and DP&L Board of Directors meeting that same day. (See DPL 002153-002157).  More recently, the minutes of a meeting of the Audit Committee on February 2, 2004 state that “both management and Board members present reaffirmed that Mr. Forster was not considered an employee of the Company but was a consultant pursuant to the terms of the Company’s agreement with Mr. Forster which was executed in 1996.”  (See DPL 003208-003209).

               Pursuant to the Compensation Committee and Board actions, on December 31, 1996, Mr. Forster entered into an Agreement with the Company and DP&L for a 3-year term (with 1-year evergreen provisions unless 15-months’ notice is given by either party) (the “Agreement”).  (See DPL 001066-001083).  The relevant portions of the Agreement for purposes of Mr. Thobe’s assertions are as follows:

•

Mr. Forster’s duties were: (1) to serve as the “non-employee” Chairman of the Board of the Company, DP&L and MVE, Inc.; (2) act as Chairman to the Executive Committee of the Board of Directors; (3) subject to the control and direction of the Board, be the Board’s representative and medium for communication; (4) in conjunction with the CEO, be responsible for the formulation of the long term utility and nonutility corporate strategies of the Companies and any significant acquisition or business combination activities; (5) in conjunction with the CEO, be responsible for shareholder relations and external relations with the financial community and the utility industry; and (6) provide “the Companies and their subsidiaries with such advisory and consulting services as the Board of Directors of either of the Companies may reasonably request from time to time.”

•	Mr. Forster was to be paid $500,000 annually for “consulting services,” and receive SIUs under the Directors’ Plan.

•	Mr. Forster was to be reimbursed “for all reasonable out-of-pocket expenses (including travel expenses) incurred by him in connection with the performance of his duties.”

•	Mr. Forster was not required to perform his services in Ohio.

•

The Agreement included a non-compete agreement for Mr. Forster, but stated that nothing in the Agreement “shall prevent Mr. Forster from engaging in other business, civic, charitable or industry activities so long as such other activities do not reasonably interfere with the performance of his duties hereunder.”

•	The Agreement had provisions for office space for Mr. Forster in the Company’s offices in Dayton, Ohio and “such staff, professionals and other support as Mr. Forster may reasonably request.”

•	Mr. Forster was provided with benefits under the same terms as prior to the execution of the Agreement, and the Agreement provided for “severance” in the case of early termination.

               The Agreement was amended in December 15, 2000 to “modify the existing severance agreements so that key executives [would] be entitled to severance benefits upon the consummation of a Change in Control.”  (See DPL 000987-000994).  Further, Mr. Foster’s annual payment for services has been periodically increased to its current annual level of $750,000.  Mr. Forster has participated in the MVE Incentive Program since his retirement.  Mr. Forster also has received annual bonuses separate from the MVE Incentive Program.  The Agreement was amended again in February 2004, concerning successor obligations in the event of a change of control.

               On September 24, 2002, Mr. Forster also entered into a Management Stock Option Agreement with the Company for the grant of options for 300,000 shares of DPL’s common stock at a strike price of $14.95 per share.  (See DPL 000995-001000).  This agreement was identical to agreements entered into by Ms. Muhlenkamp and Mr. Koziar on that same date.

               Since his retirement, Mr. Forster has acted as Chairman of the Board of Directors and has consulted for the Company on strategic planning and MVE issues.  Mr. Forster maintains his principal residence in Florida and is on-site at the Company’s Dayton offices on a limited basis.  Mr. Forster noted that the CEO of the Company runs the “operational side” of the Company.  As CEO, Mr. Koziar regularly reports to the Board of Directors on the activities of the Company’s core functions.  While Mr. Forster generally oversees these activities as the Chairman of the Board, the CEO and other executives are responsible for the day-to-day activities of the Company.

               Ms. Muhlenkamp stated that she reviewed Mr. Forster’s status in connection with IRS Code Section 162(m) and further stated that analysis has been performed by the Chernesky firm and KPMG.  Ms. Muhlenkamp noted that the Company has gone through several IRS audits and in no audit had Mr. Forster’s status as an independent contractor been questioned.

               Analysis

               In 1993, Congress enacted legislation with the current version of Section 162(m), which states as follows:

(m) Certain Excessive Employee Remuneration.--

(3) Covered Employee.--For purposes of this subsection, the term “covered employee” means any employee of the taxpayer if--

(A) as of the close of the taxable year, such employee is the chief executive officer of the taxpayer or is an individual acting in such a capacity, or

(B) the total compensation of such employee for the taxable year is required to be reported to shareholders under the Securities and Exchange Act of 1934 by reason of such employee being among the 4 highest compensated officers for the taxable year (other than the chief executive officer).

               According to the legislative history of Section 162(m), legislators recognized and distinguished between independent contractors and employees.29

               The determination of whether an individual is an employee or an independent contractor for purposes of Section 162(m) is a factual one based on the application of a twenty factor test promulgated by the IRS in Revenue Ruling 87-41.  In contrast, for purposes of disclosure on the proxy statement’s Summary Compensation Table, the relevant analysis is under Item 402(a)(3) of Regulation S-K and under SEC Rule 3b-7.  This analysis examines whether an “individual” is an “executive officer,” which specifically includes those individuals with a “policy making” function.

[29] The final regulations of the Internal Revenue Service for Section 162(m), issued in December 1995, state as follows:

(2) Covered employee--(i) General rule. A covered employee means any individual who, on the last day of the taxable year, is--
(A) The chief executive officer of the corporation or is acting in such capacity; or
(B) Among the four highest compensated officers (other than the chief executive officers).” (emphasis added)

               It is unclear why the regulations used the word “individual” in the place of “employee.”  Further, it is doubted that the regulations promulgated under a Code section can expand this Code section or the legislative history of Section 162(m) which explicitly distinguished between “employees” and “independent contractors” for purposes of Section 162(m).  The Chernesky firm’s analysis of January 23, 2004 concluded that the statutory framework governed over the regulations and recites that the drafter of the regulations who was contacted by the Chernesky firm confirmed that it was not his, or any other drafter’s, intention to deviate from the Code section itself.

               The Company makes a compelling case that Mr. Forster is an independent contractor and thus outside the scope of Section 162(m).  Mr. Thobe even observes that “the Company’s position is not without legal merit.”  Mr. Thobe’s statement that Section 162(m) should apply to Mr. Forster’s compensation may be due to a lack of understanding of the differences between the SEC disclosure rules and the IRS tax rules.

               Although the Company’s proxy statement has disclosed Mr. Forster’s compensation consistent with applicable SEC rules for those persons having policy making authority, this does not necessarily trigger Section 162(m).  Mr. Watts of the Chernesky firm said the fact that Mr. Forster, an independent contractor, was disclosed in the Summary Compensation Table as an “officer” for SEC disclosure purposes was not dispositive of the question of whether Mr. Forster was considered an employee for tax purposes.

               In 1997, Mr. Caspar concluded that if Mr. Forster was an independent contractor his compensation would not be subject to Section 162(m).  (See DPL 002770-002773).  However, as his letter notes, “whether or not an individual is an employee is a question of fact and subject to challenge.”  This analysis was reiterated in a January 2004 memorandum from the Chernesky firm to the Company, which stated that “if Mr. Forster was not an employee of the Company in 2003 [he] is not subject to the deductibility limitations of 162(m).”

               The determination of whether Mr. Forster is an independent contractor ultimately is, and has been, a judgment decision based upon the IRS’s multi-factor test.  Although the matter is not free from doubt, there is considerable evidence to support the Company’s position, which has been consistent since Mr. Forster’s contract was executed in 1996.  The IRS has not challenged the Company on this issue, and we do not opine on the subject.

X.           Untimely Payroll Processing

               According to Mr. Thobe, the Company converted to an ADP system to process payroll effective in October 2003.  Mr. Thobe further states that, due to confidentiality concerns regarding certain executive related compensation, “two new company codes were created with ADP for Caroline E. Muhlenkamp’s own use.”  These codes, according to Mr. Thobe, require “timely and accurate input by others not in the Payroll Department to accurately record compensation and to generate payments of any withholding taxes to the appropriate governmental agencies, via ADP.”  Input for special deferred compensation distributions was required to be completed by December 31, 2003 for timely processing.  However, the input was not completed until January 8, 2004, at the earliest, resulting in an estimated $550,000 in penalties and interest to be accrued for 2003.  Mr. Thobe asserts that “this additional cost could have been avoided if the Company’s executives entrusted the payroll department to handle special compensation.”

               According to Ms. Muhlenkamp, she informed Mr. Thobe before Christmas that someone needed to be in the office on December 30 to receive information required by the tax authorities.  Ms. Muhlenkamp stated that on December 30, she provided Tina Hageman, a payroll employee, the specific amounts to be paid to the various tax authorities.  Once Ms. Hageman received the fax with this information, Ms. Muhlenkamp expected Ms. Hageman to call ADP to relay the tax information for timely payment.  A fax dated December 30, 2003 to Ms. Hageman from Ms. Muhlenkamp sets forth the schedule of payments to the tax authorities but does not allocate amounts to specific individuals as required by ADP’s new system.  Ms. Hageman received this fax on December 30 but did not take any further action to process the data. (See DPL 002751).

               Ms. Hageman stated that payroll and tax payments on behalf of executive employees was outside the scope of her job duties.  After she received the fax, she spoke with Jennifer Hulick, who agreed that this was not an action for which Ms. Hageman was responsible. Ms. Hageman and Ms. Hulick then spoke with Mr. Thobe who, according to Ms. Hageman, said that he would discuss the issue with Ms. Muhlenkamp.  In addition, Ms. Hageman stated that Mr. Thobe told her that he did not understand why she would have received the fax, especially without the necessary breakdown according to individuals.  There is no indication that anyone attempted to contact Ms. Muhlenkamp on December 30 to inquire about what action needed to be taken or to obtain any additional information.

               Ms. Hageman speculates that the problem with the tax withholding information was caused by the recent conversion to the ADP system.  She noted that the information, as provided by Ms. Muhlenkamp on December 30, would have been adequate before ADP was implemented, and she further presumes that Ms. Muhlenkamp was merely operating under the prior systems’ procedures.

               During the February 2, 2004 presentation to the Audit Committee, KMPG made an audit finding concerning the IRS penalty for late payment of payroll taxes in December, and stated that a “non-deductible penalty of approximately $500,000 was expensed in December because executive payroll withholding was not remitted to the government on a timely basis.”  Ms. Muhlenkamp stated that this was the first time that she became aware of the late payment.  She did not ask Ms. Hageman or Mr. Thobe why the payment was late.

               On February 23, 2004, the IRS sent a letter to the Company explaining the charges applied for the late payment penalty for the period ending December 31, 2003 in the total amount of $930,106.  (See DPL 020348-020349).  On March 5, 2004, the Company processed a payment for $930,105.51 to ADP via EDI; $550,000.00 was processed from the Penalties account and $380,105.51 from the Deferred Debits account.  The Company is disputing the latter amount with the IRS.

               Analysis

               The untimely payroll processing appears to have been caused by a miscommunication, a possible failure to carry out instructions, and a lack of follow-through.  While this situation could have been avoided through better communication, we have received no evidence of similar occurrences or systematic problems with payroll processing.  Finally, this is neither an SEC disclosure issue nor will it affect the financial statements included in the 10-K.  D&T has conducted a thorough review of the documents and accounting entries regarding this issue which is included in Appendix II.

XI.          Management Bonuses

               The Company has an annual bonus program for all non-union, non-executive, salaried employees.  The program generally provides for annual bonuses of up to 10% of annual salary and includes specific goals for each operating group, an objective measurement to determine whether the goal was met, and the payout percentage for each goal.  (See DPL 000544-000545).  Mr. Thobe asserts that the “rules” of the bonus program for 2003 were altered “within the last month” so that support staff would only be eligible for up to an 8% bonus, and this change was not communicated to the employees.  He further asserts that “the executive bonus pool monies were re-allocated” so the top three executives received additional bonuses.

               Mr. Koziar described the bonus program as an “opportunity,” rather than a “mechanical” plan.  According to Mr. Koziar, at the beginning of each year, goals are set for various divisions, and employees within these divisions have the opportunity to earn their bonus based on the achievement of goals in various categories.  A portion of the bonus is also based upon “individual goals,” which is determined on the basis of a review by the particular employee’s supervisor.  The specific staff goal referenced by Mr. Thobe is described in the 2003 Management Incentive Program as “Customer Satisfaction (as rated by DPLE, T&D, Power Production).”  The measurement of the goal was “based upon business value provided to operational areas.”  If the goal was met, the staff could receive a payout of 3%.

               After reviewing the evaluations regarding the customer satisfaction, Mr. Koziar determined that this goal was not an appropriate measure of performance because he did not believe that the evaluations provided an accurate assessment of this area.  Therefore, Mr. Koziar excluded the goal regarding customer satisfaction, but added an extra percentage weight to the individual goal.  Mr. Koziar stated that he has eliminated goals and changed percentages in prior years when those goals no longer provided a good basis for an incentive award.  Mr. Koziar further stated that in determining the staff incentive payout, he looked at the payout percentage of other groups and measured the staff incentive to be in line with the other groups, which was 8%. (See DPL 016392-016404).

               Analysis

               Mr. Koziar’s description of the bonus program as discretionary appears consistent with the documentation for this program.  Although Mr. Koziar did amend portions of the incentive structure in February 2004, this appears consistent with his discretion in administering the program and does not raise any significant accounting or SEC disclosure issues.  D&T confirmed that the final payout to the employees was consistent with the bonuses approved.  Mr. Thobe’s suggestion that excess funds were “re-allocated” to senior executive bonuses presupposes that funds are segregated for the employee bonus plan, which is not the case.  Moreover, based upon the documentation and Mr. Koziar’s explanation, while the Staff received a payout of approximately 8%, the maximum payout remained 10%.

XII.         Lack of Communication/Tone at the Top

               Throughout his memorandum, Mr. Thobe describes a “tone at the top” environment at the Company that he believes could result in errors in the Company’s financials, SEC mandated disclosures, and deficiencies in internal controls.  Specifically, Mr. Thobe states that employees are subtly trained not to ask questions of their superiors, and he states that he has been admonished for providing background information when requesting information from other employees within the Company.  Mr. Thobe also states that the year-end closing process has been difficult, due to the “need-to-know” basis for gaining access to information.  Further, Mr. Thobe believes that the process of communicating with Ms. Muhlenkamp individually, rather than within a larger group, has hindered the coordination and communication regarding the 10-K.  Mr. Thobe also generally asserts that there has been continuing turnover at the CFO, Corporate Controller and accounting supervision ranks, a failure to adequately segregate duties, and a general distrust of senior management by Company employees.

               Messrs. Forster and Koziar and Ms. Muhlenkamp deny the existence of any communication issues and take the position that Mr. Thobe and other employees are provided with the information required to perform their job duties.  They acknowledge that employees are not given “unfettered access” to information, especially when senior management views that information as confidential.  In addition, they said that many, if not all, of Mr. Thobe’s concerns relate to information to which he was not entitled and which did not fall within his areas of responsibility.  A number of senior executives who operate the core utility business and work closely with Messrs. Forster and Koziar and Ms. Muhlenkamp have also denied any problems regarding communication and stated that they have never been denied any information necessary to perform their job duties.

               However, other employees have stated that, while they have always received the information they needed in order to do their jobs, they also believe that it is implicit that questions are not to be asked.  Certain employees expressed unease about asking questions relating to the investment portfolio or to the activities or compensation of Messrs. Forster or Koziar or Ms. Muhlenkamp or of being open and frank with outside professionals.  Concern was expressed by some employees that information was held tightly on a need-to-know basis which had the perceived effect of inhibiting the ability of some to perform their jobs satisfactorily.  There also are concerns regarding a compartmentalization of information which may lead to a failure to identify issues.  For example, a question has been raised as to whether outside counsel are given sufficient facts to permit them to advise adequately on disclosure issues.  These concerns seem to be limited to the corporate staff, including accounting, payroll and other departments and primarily are focused on matters involving interactions with or relating to Messrs. Forster, Koziar and Ms. Muhlenkamp or the financial asset portfolio.

               We spoke with the Company’s former CEO, the former CFO and the former Controller regarding communication issues.  The former CEO stated that he did not agree there was any culture or communications issue.  The former CFO stated that all necessary information was received, although sometimes it was hard to obtain.  The former Controller, Miles McHugh, stated that he had serious concerns regarding the lack of information and the very “closed and threatening” environment at the Company.  However, the only types of information that Mr. McHugh was denied access to related to the financial asset portfolio and the Managers Fund with which he was not involved.

               In connection with Mr. Thobe’s concerns regarding turnover of high level financial and accounting personnel, we reviewed documents relating to a prior investigation of concerns raised by Mr. Thobe’s predecessor Miles McHugh and spoke with Mr. McHugh about the investigation and his general concerns.  Before Mr. McHugh resigned in June 2003, he sent an e-mail to Mr. Koziar and Ms. Muhlenkamp outlining specific areas of concerns regarding the limitations on his access to information and accounting oversight of the financial asset portfolio.  Because of these limitations, he stated that he was unable to sign the first quarter 2003 Form 10-Q.  The Audit Committee hired the law firm of Sonnenschein, Nath & Rosenthal LLP (“Sonnenschein”) to perform an independent investigation into Mr. McHugh’s allegations.  In-house counsel for the Company also investigated Mr. McHugh’s allegations, with the assistance of Ten Eyck Associates (“Ten Eyck”), a forensic accounting firm.

               Both Sonnenschien, the independent counsel hired by the Audit Committee, and Ten Eyck investigated the internal control issues, and both concluded that there was no evidence of Mr. McHugh being denied access to information about the financial assets and there was no evidence of inadequate internal controls.  Mr. McHugh confirmed with TS&H that he fully discussed his concerns with the attorneys during the previous investigation.  Mr. McHugh further stated that he did not have any concerns then or now other than his belief that there was a lack of access to information regarding the financial asset portfolio and the Managers Fund, and a generally closed environment within the Company.  These same issues have been addressed in this Report.  The Sonnenschein report recommended that the Company review the internal controls of MVE “to determine whether [a] division of authority, or any other control enhancements, should be made.”  Mr. Koziar stated that he viewed E&Y’s review of internal controls for the Sarbanes-Oxley 404 project as responsive to this recommendation.

               We also spoke with one of the Company’s outside counsel, who investigated allegations of accounting irregularities and other alleged wrongdoing asserted by a discharged former employee, Nicholas Bergman.  This outside counsel hired Ten Eyck to conduct an investigation into the allegations, and the allegations were found to be unsubstantiated.  As a result of his investigation, the outside counsel reported to the Board of Directors that there was “no basis for the claims being made and discussed the cost of defending such actions.”  Mr. Bergman’s claims related to his discharge were later settled for a substantial sum.30

               We have no document outlining Mr. Bergman’s allegations other than a demand letter from his counsel that contains general allegations and a broad array of claims regarding the conduct of senior management.  These claims are referenced and reviewed in Ten Eyck’s Report.  A number of the alleged claims were personal and do not relate to accounting or financial matters.  The common concerns raised by both the former employee and Mr. Thobe relate to the current CFO and Chairman, including confidentiality relating to the financial asset portfolio and excessive travel and expense reimbursements.  The same types of issues have been analyzed and addressed within this Report.  In conjunction with a settlement with the Company, Mr. Bergman affirmed in writing that the allegations contained in his counsel’s letter were speculation, and that he knew of “nothing dishonest or unethical that was done by DPL Inc., DP&L, MVE, Inc., or any of their officers, employees, affiliates or subsidiaries, and [he knew] of nothing incorrect or improper with regard to the recordkeeping, or books and records, of any of those companies.”  He further affirmed that he did “not have any knowledge of problems, mistakes, or improper actions in connection with the finances and financial management of those companies.”

               Importantly, everyone interviewed, including Mr. Thobe, stated that they knew of no material inaccuracies in the Company’s books and records or in the forward section of the 2003 draft 10-K.  Mr. Thobe, who was significantly involved in the 2003 10-K, never stated that he knew of any problems with the 10-K during the Company’s disclosure process, and has since maintained that he knows of no issues regarding inaccuracies or material issues regarding financial statements in the draft 10-K.

               There has also been a general concern raised about the Sarbanes-Oxley 404 project, specifically as it relates to the Entity Level Control Assessment, a survey directed at internal control issues and what employees are “hearing from the top.”  One member of the project team voiced concerns that the questionnaire may not be adequate because Ms. Muhlenkamp: (1) limited the number of questions within the survey; (2) limited the group of employees who responded to the survey to just the executive staff; and (3) directed that the surveys be returned directly to her, rather than anonymously as suggested.  The surveys that were returned to Ms. Muhlenkamp state:

[30] We also reviewed documents regarding settlements with two other former accounting employees.  The claims alleged by these former employees related to personal matters, and in neither case do the files reflect any allegations of accounting irregularities.

•

One employee made a cursory notation of internal control deficiencies and potential financial improprieties, but noted that each were quickly investigated and corrected, if necessary.  Nothing material was discussed.

•	One employee checked “yes” for awareness of internal control deficiencies, but did not give any narrative or comments.

•	One employee noted “sporadic examples” of minor internal control deficiencies and stated a belief that the financial reports are accurate and timely.

•	One employee stated a belief that “employees have not been adequately assured that a ‘safe harbor’ mechanism exists” for communicating actual or potential financial improprieties to management.

•	One employee noted a “control deficiency” in the “Payables area” and states that this deficiency is currently being addressed.

               Analysis

               As detailed above, there are varying views regarding access to information and communication.  Issues of culture and communication are difficult to assess in the abstract and in a report of this kind, and therefore comments must necessarily be somewhat general and conclusory.  That said no significant issues have been uncovered with respect to core utility operations and personnel at the Company.  On the other hand, it is clear that several members of the corporate staff are aware of a sense of reluctance to question or seek additional information of senior management that relate to their areas of responsibility.  In some cases this is expressed in the form of a denial of any problem personally but an acknowledgment or suggestion that others have expressed concerns.  When accounting directions are received which appear to be mistaken or at least puzzling, there is a reluctance to go up the line for an explanation or supporting documentation.  Mr. Thobe’s memorandum reflects examples of this, such as the untimely payroll processing, the confusion regarding journalization of the shareholder litigation settlement, and the failure to adequately categorize expenses for tax purposes.  It also has been suggested that the failure to provide full information to the professional staff both inside and outside the Company can lead to a failure to identify issues which may contribute to error regarding entries or appropriate disclosure.  An example of this can be found in the Chernesky firm’s advice in late 2003 to include the Valley Partners’ agreements, which that firm drafted, as exhibits to the 2003 10-K.  When asked why no such advice had previously been given, the response was that the firm was never asked.

               We also understand that KPMG is preparing a management letter based, in part, on communication issues.  Based upon our review, it seems apparent that the communication issues discussed within this Report could have a negative impact on the Company.  In the interest of addressing the concerns raised by employees and to prevent potential problems in the future, we recommend that the Audit Committee review this matter and take appropriate remedial actions in conjunction with our recommendations and with input from the Company’s outside auditors.

XIII.      Florida Residences

               Mr. Thobe also questions access to and the dedication of three top executives because they “appear to have set up permanent residences in Florida.”  There is no legal issue regarding the state of residence of Mr. Forster, Mr. Koziar and Ms. Muhlenkamp, and any issue regarding this matter would be a business judgment.

               Mr. Forster is deemed to be an independent consultant and neither the Company nor the Board requires his presence in Dayton, Ohio, except under certain circumstances.  Section 4 of Mr. Forster’s agreement dated December 31, 1996 specifically provides that:  “In performing his duties under this Agreement, Mr. Forster shall not be required to be physically in Dayton, Ohio and Mr. Forster may perform such duties from such locations (either within or without Dayton, Ohio) as Mr. Forster may determine from time to time; provided, however, that Mr. Forster shall, subject to [certain exceptions], attend all meetings of the Boards of Directors of the Companies (and any committee thereof on which he serves) and be available in Dayton, Ohio on an ‘as needed’ basis, from time to time, at such times as may reasonably be requested.” (See DPL 001066-001083).

               While Mr. Koziar does have a home in Florida, he currently is a resident of Ohio.  Mr. Koziar has stated that he is working towards becoming a Florida resident in anticipation of retirement.  Further, Mr. Koziar stated that he only spends about 20 days a year in Florida, and we have found no evidence to the contrary.

               Ms. Muhlenkamp is a Florida resident, but also maintains a home near Dayton, Ohio.  As part of her job duties, she is required to travel extensively.  As set forth in her December 14, 2001 employment agreement, part of her employment duties are to “serve on the advisory board or other committee of any private equity partnership (or similar investment vehicle) in which DPL Inc. or any of its subsidiaries has made an investment.”  Her contract further provides for reimbursement of her “expenses associated with any off premises office and travel to and from such office.”  (See DPL 016150-016157).  There are reportedly 46 partnerships which Ms. Muhlenkamp is required to oversee.  Current and former employees who worked with Ms. Muhlenkamp on a regular basis have stated that while she frequently travels, she is always reasonably accessible.

XIV.       Computer Forensics Issues

               On March 18, 2004, at the outset of its review, TS&H sent a letter via telecopy to the Company’s counsel, Mr. Block of CWT, requesting that the Company and its senior management retain and preserve all documents relating to the matters described in Mr. Thobe’s memorandum, including electronic material.  In addition, the letter requested that any record deletion or disposal process that might encompass relevant materials be suspended.  TS&H was recently advised by the Company’s counsel that this request was forwarded to the Company on March 19, 2004 and that Mr. Koziar sent a record retention notice to certain individuals on March 22, 2004.  The Company’s counsel also stated that, although Mr. Forster was not a recipient of the March 22 record retention notice, both he and Mr. Forster’s personal counsel repeatedly advised Mr. Forster to retain all records.

               As part of its computer forensics analysis, D&T performed certain data preservation and electronic discovery procedures, including the imaging of 25 computer hard drives of 18 current and former Company employees and independent contractors.  With the assistance of the Company’s Information Technology personnel, D&T also extracted copies of select DPL and MVE network drive folders containing various user-created files and archived files.  D&T also obtained copies of the e-mail server mailbox files for the 18 above-referenced individuals.  Through this process, approximately 572 gigabytes of data, equivalent to approximately 28.6 million pages of data, were obtained, and D&T applied 45 search strings to this data based upon the concerns raised in Mr. Thobe’s memorandum.

               D&T provided to the Company’s counsel, Martin Seidel of CWT, on March 24, 2004 a list of individuals (including Ms. Muhlenkamp and Mr. Forster) whose computers were being requested for imaging and review.  Between March 24 and 27, 2004, D&T followed up with Mr. Seidel and Company personnel to gain access to the individual computers on the list, as well as the Company’s computer network resources.  The majority of the individual computers were imaged by D&T by the end of March.  As part of its review, D&T learned that the computer provided to it for Ms. Muhlenkamp had been purchased in August 2003.  On April 7, 2004, TS&H made a specific follow-up request to image the computer Ms. Muhlenkamp used prior to August 2003, and reiterated its request for all computers for the individuals on D&T’s list.  Another follow-up inquiry was made for Ms. Muhlenkamp’s former computer on April 13, and TS&H was informed by the Company’s counsel on April 15 to contact Ms. Muhlenkamp’s counsel regarding this request.  TS&H followed up with Ms. Muhlenkamp’s personal counsel (Thomas Dewey of DPK) with a request for the computer the following day.  An image of Ms. Muhlenkamp’s prior computer was received by D&T on the afternoon of April 20.

               On March 31, 2004, Mr. Forster agreed to make his personal laptop computer available to D&T in order to image the hard drive.  On the morning of April 1, after a D&T technician commenced travel to Mr. Forster’s residence, Mr. Forster’s assistant informed D&T that Mr. Forster would not be making his laptop computer available for imaging.  Rather than producing it as requested, Mr. Forster’s personal counsel reviewed his laptop computer on or about April 3 and sent certain documents and e-mails relating to the Company to TS&H on April 7.  After additional follow-up efforts and negotiations regarding confidentiality, Mr. Forster agreed to make his current laptop computer (purchased in August 2003) available to D&T for imaging on April 13, 2004.

               During the computer forensics process on site at DPL between March 24 and 27, 2004, Mr. Seidel had disclosed that Mr. Forster might have used a different laptop prior to August 2003, which had been surrendered to CWT in connection with the previously pending shareholder litigation.  Mr. Seidel indicated that he would determine if the prior computer still existed and could be located.  After follow-up inquiries, TS&H received notice on the afternoon of April 16, 2004 that Mr. Forster’s prior computer had been located.  TS&H was advised by Mr. Seidel at that time that Mr. Forster’s prior laptop computer (obtained by CWT as Mr. Forster’s personal counsel in connection with the shareholder litigation) had been delivered to Mr. Forster’s current personal counsel (Thomas Dewey of DPK) a couple of weeks earlier. Mr. Forster’s prior computer was first made available to be imaged by D&T on the afternoon of April 20, 2004 at DPK’s office.

               During the computer forensics review of Mr. Forster’s current laptop, D&T discovered that a scrubbing application software program named “SureClean Professional” had been installed on the laptop on March 20, 2004.  As advertised, this application erases information from the hard drive in addition to cleaning the computer’s browser, windows and personal history.  D&T determined that on the afternoon of April 1, 2004, approximately 740 “files” of indeterminate size were deleted from the hard drive of Mr. Forster’s personal laptop computer using the “SureClean Professional” application.  D&T further determined that the deletion occurred through affirmative action, i.e., that the person deleting the files would have had to specifically select the files or the folder in which they resided for deletion.  The scrubbing software was last utilized on April 12, 2004, the day before Mr. Forster made his personal computer laptop available for imaging.  However, D&T was not able to determine the extent of any data deletion on that date.  The “SureClean Professional” program makes the recovery of the lost data, including the identification of the types of files deleted, difficult if not impossible.  The 740 deleted files have not been recovered or identified as of the date of this Report.

               We have been advised that because Mr. Forster is an independent contractor acting as Chairman of the Board, Mr. Forster’s computer was not connected to the Company’s network or e-mail servers, and Mr. Forster did not have a Company e-mail address.  Instead, Mr. Forster utilized AOL for e-mail service.  Mr. Forster’s current laptop contained approximately 150 e-mails saved to its hard drive, each of which has been manually reviewed by D&T.  D&T also investigated the availability of obtaining copies of any other e-mails directly from AOL.  D&T was advised that AOL has a limited retention period, retaining unopened e-mail for 30 days, opened e-mail for 2 to 7 days and sent e-mail for only 28 days.

               TS&H advised Mr. Dewey on April 17, 2004 that the scrubbing software had been identified on Mr. Forster’s laptop computer.  Thereafter, by letter dated April 19, 2004, Mr. Dewey advised TS&H that Mr. Forster had downloaded a free trial version of the application that he had learned about through a “pop-up” advertisement. D&T has confirmed that the software file identified can be downloaded as a free trial version.  However, the trial version was a fully operational program.

               In sum, the scrubbing software was downloaded on Mr. Forster’s computer on March 20, 2004 and apparently utilized on April 1 and 12, 2004, which occurred after

TS&H had requested the preservation of documents and electronic material on March 18, 2004, and after access to the computer had been requested on March 24, 2004.  We view the installation and timing of the use of the scrubbing software on Mr. Forster’s computer as a serious matter that should be carefully reviewed by the Audit Committee for further appropriate action.

TAFT, STETTINIUS & HOLLISTER LLP

LIST OF INTERVIEWS

               As part of its review of Mr. Thobe’s concerns, TS&H interviewed the following:

DP&L Employees and Consultants:

1.	Robbin Casto, Executive Assistant to Senior Officer (C. Muhlenkamp)
2.	Miggie Cramblit, VP and General Counsel
3.	Peter Forster, Chairman and Independent Consultant
4.	Tina Hageman, payroll department
5.	Timothy Henry, Manager, Corporate Accounting
6.	Pamela Holdren, Treasurer
7.	Jennifer Hulick, Supervisor, Accounting
8.	Stephen Koziar, President and Chief Executive Officer
9.	Ellen Leffak, Director of Insurance and Risk Management
10.	Nancy McFarland, Analyst, Sr. Financial Reporting
11.	Arthur Meyer, Director and Secretary of DPL, Inc.
12.	Caroline Muhlenkamp, Group VP, Interim Chief Financial Officer, MVE President
13.	Bea Ramsey, Accountant IV
14.	Timothy Rice, Senior Counsel
15.	Patricia Swanke, VP, Operations
16.	Daniel Thobe, Corporate Controller
17.	W. Steven Wolff, President, DPL Power Production

Third Parties:

18.	Scott Ault, Director of Aviation
19.	Judy Baker, Consultant
20.	Richard Broock, Chernesky Heyman & Kress, P.L.L.
21.	Frederick Caspar, Chernesky Heyman & Kress, P.L.L.
22.	Richard Chernesky, Chernesky Heyman & Kress, P.L.L.
23.	Pat Cotter, former accountant, recently independent contractor
24.	James Dicke II, Director
25.	Charles Faruki, Faruki, Ireland & Cox, P.L.L.
26.	Kent Francis, Ernst & Young LLP
27.	Bill Gill, former auditor for Ernst & Young LLP
28.	Ernie Green, Director
29.	Jane Haley, Director
30.	Allen M. Hill, the former President and CEO
31.	Mary Hofacker, former Director of MVE, Inc.
32.	Elizabeth McCarthy, former Chief Financial Officer
33.	Miles McHugh, former Corporate Controller
34.	Steven Watts, Chernesky Heyman & Kress, P.L.L.

APPENDICES

APPENDIX I

Documents Referenced in Report – Volumes I & II
(Listed in Bates Number Order)

APPENDIX II

Deloitte & Touche LLP Work Summary Memoranda
(Without Supporting Detail)